Filed by Victory Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Victory Acquisition Corp.

Commission File No.: 001-33419

TOUCHTUNES CORPORATION

3 COMMERCE PLACE, FOURTH FLOOR

MONTREAL, QUÉBEC

H3E 1H7, CANADA

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF TOUCHTUNES CORPORATION

TO BE HELD ON APRIL 21, 2009

To the Stockholders of TouchTunes Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of TouchTunes Corporation (“TouchTunes”), a Delaware corporation, will be held at 9:00 a.m. Eastern Standard Time, on April 21, 2009, at TouchTunes’ offices located at 3 Commerce Place, 4th floor, Montreal, Québec, H3E 1H7, Canada.

You are cordially invited to attend the meeting, which will be held to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of March 23, 2009 (the “Merger Agreement”), by and among Victory Acquisition Corp. (“Victory”), a Delaware corporation, VAC Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Victory, TouchTunes and VantagePoint CDP Partners, L.P. The Merger Agreement, among other things, provides for the merger of Merger Sub with and into TouchTunes, with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory (the “Merger”). Victory will thereafter operate under the name “TouchTunes Corporation.” A copy of the Merger Agreement is attached hereto as Annex A.

Under Delaware law, holders of record of TouchTunes stock who do not vote in favor of adoption of the Merger will have the right to seek appraisal of the fair value of their shares of common stock and preferred stock if the Merger is completed. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to TouchTunes before the vote is taken on the adoption of the Merger, and you must not vote in favor of adoption of the Merger. The text of the applicable provisions of Delaware law is attached hereto as Annex B.

You are not being asked to vote and we are not soliciting your vote on the proposed merger at this time. A proxy statement containing information regarding the special meeting, including a description of the Merger Agreement and the manner in which appraisal rights may be exercised, will be mailed to you on or about April 14, 2009. The proxy statement will be accompanied by a proxy card, which will enable you to vote on the matters to be presented at the special meeting without being present at the special meeting. Only holders of record of TouchTunes common stock or preferred stock at the close of business on March 31, 2009 (the “record date”) are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

At the close of business on the record date, TouchTunes had 132,301,749 shares of common stock and preferred stock (determined on an as-converted-to-common-stock basis) outstanding and entitled to vote.

The merger proposal must be approved by the vote in favor of the proposal by holders of a majority of the outstanding shares of common stock and preferred stock (voting on an as-converted-to-common-stock basis) of TouchTunes entitled to vote at the special meeting. The approval of the merger proposal is a condition to the consummation of the Merger.

We look forward to sending you TouchTunes’ proxy statement and to your participation in the special meeting.

By Order of the Board of Directors

/s/ William J. Meder
William J. Meder Chief Executive Officer, President and Executive Chairman of the Board of Directors

April 1, 2009

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, a proxy statement/prospectus on Form S-4 has been filed by Victory with the Securities and Exchange Commission (the “SEC”) on March 24, 2009, which may be amended from time to time, to register the shares of Victory common stock to be issued to the stockholders of TouchTunes upon consummation of the Merger.

WE URGE YOU TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TOUCHTUNES, VICTORY AND THE PROPOSED MERGER. You may obtain free copies of these documents through the SEC website at http://www.sec.gov or accessing Victory’s website at http://www.victoryacq.com under “SEC Filings.” The information on Victory’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings either Victory or TouchTunes makes with the SEC.

Annex A to

Stockholder Notice

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

VICTORY ACQUISITION CORP.,

VAC MERGER SUB, INC.,

TOUCHTUNES CORPORATION

AND

VANTAGEPOINT CDP PARTNERS, L.P.

DATED AS OF MARCH 23, 2009

i

ii

iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of March 23, 2009, by and among Victory Acquisition Corp., a Delaware corporation (“Parent”), VAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), TouchTunes Corporation, a Delaware corporation (“Company”), VantagePoint CDP Partners, L.P., a Delaware limited partnership (“Vantage” or the “Stockholder”).

RECITALS

A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.1) and in accordance with the Delaware General Corporation Law (the “DGCL”) and other applicable law, Parent and the Company intend to enter into a business combination transaction by means of a merger of Merger Sub with and into the Company, with the Company being the surviving entity and becoming a wholly owned subsidiary of Parent (the “Merger”).

B. The board of directors of each of Parent and the Company has determined that the Merger is fair to, and in the best interests of, its respective company and stockholders.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows (defined terms used in this Agreement are listed alphabetically in Article IX, together with the Section and, if applicable, paragraph number in which the definition of each such term is located):

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, the Merger Sub shall be merged with and into the Company, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (“Surviving Corp”). The term “Agreement” as used herein refers to this Agreement and Plan of Reorganization, as the same may be amended from time to time, and all schedules hereto (including the Company Schedule and the Parent Schedule, as defined in the preambles to Articles II and III hereof, respectively).

1.2 Effective Time; Closing. Subject to the conditions of this Agreement, as soon as practicable on or after the Closing Date (as hereinafter defined), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger being the “Effective Time”). Unless this Agreement shall have been terminated pursuant to Section 8.1, the consummation of the transactions contemplated by this Agreement (the “Closing”), other than the filing of the Certificate of Merger, shall take place at the offices of Graubard Miller, counsel to Parent, 405 Lexington Avenue, New York, New York 10174-1901 at a time and date to be specified by the parties, which shall be no later than the fifth (5th) business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”). Closing signatures may be transmitted by facsimile or by emailed PDF file.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and other applicable provisions of law (collectively, the

“Applicable Law”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Merger Sub shall vest in the Surviving Corp, and all debts, liabilities and duties of the Merger Sub shall become the debts, liabilities and duties of the Surviving Corp.

1.4 Governing Documents. At the Effective Time,

(a) the Certificate of Incorporation of the Merger Sub shall become the Certificate of Incorporation of the Surviving Corp; and

(b) the Bylaws of the Merger Sub shall become the Bylaws of the Surviving Corp.

1.5 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Parent or the Company, the following shall occur:

(a) Conversion of Company Stock. At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, and other than shares to be canceled pursuant to Section 1.5(c) and subject to Section 1.11, (i) each share of Company Common Stock (as defined in Section 2.3(a)(i)) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(f)) into the right to receive the Exchange Amount of shares of Parent common stock, par value $0.0001 per share (“Parent Common Stock”), plus the pro rata portion of any additional shares of Parent Common Stock payable with respect to such share of Company Common Stock pursuant to Section 1.16 and (ii) each share of Company Preferred Stock (as defined in Section 2.3(a)(i)) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(h)) into the right to receive the Exchange Amount of shares of Parent Common Stock, multiplied by the Conversion Rate with respect thereto, plus the pro rata portion of any additional shares of Parent Common Stock payable with respect to such shares of Company Preferred Stock pursuant to Section 1.16, plus, if the Merger constitutes a Liquidation Event under the Company’s Charter Documents, with respect only to Series B Preferred Stock, the Series B Preference and with respect only to the Series C Preferred Stock, the Series C Preference. The shares of Parent Common Stock issued under this Section 1.5(a) are sometimes referred to herein as the “Merger Shares.” The Persons receiving Merger Shares are sometimes referred to herein as the “Recipients.”

The following terms have the following meanings, for purposes of this Agreement:

“Conversion Rate” means, with respect to each share of Series A Preferred Stock, 3.0, with respect to each share of Series B Preferred Stock, 4.49984, with respect to each share of Series C Preferred Stock, 1.0, with respect to each share of Series D Preferred Stock, 1.0, and with respect to each share of Series D-1 Preferred Stock, 1.0.

“Exchange Amount” means, as of immediately prior to the Effective Time, (i) the Initial Parent Common Stock Consideration divided by (ii) (A) the Issued Company Shares, plus (B) the Total Company Option and Warrant Shares, minus, (C) the Unvested Option Shares.

“Issued Company Shares” means, as of immediately prior to the Effective Time, (i) the number of issued and outstanding shares of Company Common Stock, plus (ii) the number of issued and outstanding shares of Company Preferred Stock, in each case with respect to the Company Preferred Stock, multiplied by the Conversion Rate with respect thereto (and ignoring for such purpose any participating preference payable in respect of any series of Preferred Stock).

“Initial Parent Common Stock Consideration” means, as of immediately prior to the Effective Time, 33,000,000 shares of Parent Common Stock, minus, if the Merger constitutes a Liquidation Event under the Company’s Charter Documents, the aggregate Series B Preference for all shares of Series B Preferred Stock issued and outstanding, or subject to any warrants then outstanding, minus, if the Merger constitutes a Liquidation Event under the Company’s Charter Documents, the aggregate Series C Preference for all shares of Series C Preferred Stock issued and outstanding, or subject to any warrants then outstanding.

“Series B Preference” means, with respect to each share of Series B Preferred Stock, that number of shares of Parent Common Stock equal to $1.4062 divided by the average of the closing prices of Parent Common Stock on the NYSEA for the 20 trading day period ending 3 trading days prior to the Closing (or such other market if Parent Common Stock does not trade on the NYSEA, and if the Parent Common Stock does not trade on any active public market, then the value thereof, as determined by the board of directors of the Company).

“Series C Preference” means, with respect to each share of Series C Preferred Stock, that number of shares of Parent Common Stock equal to $0.50 divided by the average of the closing prices of Parent Common Stock on the NYSEA for the 20 trading day period ending 3 trading days prior to the Closing (or such other market if Parent Common Stock does not trade on the NYSEA, and if the Parent Common Stock does not trade on any active public market, then the value thereof, as determined by the board of directors of the Company).

“Total Company Option and Warrant Shares” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock issuable by the Company pursuant to the agreements and instruments that are set forth on Schedule 2.2(b) and (c), other than the Convertible Note of the Company, dated September 30, 2008, issued to the Stockholder (the “Vantage Note”), which is being repaid in cash at the Closing, and assuming for such purpose that all Company Preferred Stock is converted to Company Common Stock at the Conversion Rate (and ignoring for such purpose any participating preference payable in respect of any series of Preferred Stock).

“Unvested Option Shares” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock that may be issuable to holders of Prior Options, to the extent such Prior Options are not vested as the Effective Time.

(b) Exceptions. The exchange contemplated by this Section 1.5(a) shall not apply to or occur with respect to any shares of Company Common Stock to be canceled pursuant to Section 1.5(c) or the Dissenters Shares (as defined in Section 1.14(b)).

(c) Company Certificates. Subject to Section 1.11, certificates representing the Merger Shares shall be issued or paid to the holders of certificates representing the shares of Company Common Stock and Company Preferred Stock (the “Company Certificates”) upon surrender of the Company Certificates in the manner provided in Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 1.8).

(d) Cancellation of Treasury and the Company-Owned Stock. Each share of Company Common Stock and Company Preferred Stock held by Parent or owned by the Company or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(e) Adjustments to Exchange Ratios. The number of shares of Parent Common Stock that the holders of Company Common Stock are entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into the Company Common Stock, Company Preferred Stock or Parent Common Stock), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Common Stock or Parent Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f) No Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive, in lieu of such fractional share, one (1) share of Parent Common Stock.

(g) No Further Ownership Rights in Company Stock. All the Merger Shares issued to the Recipients upon consummation of the Merger shall be deemed to have been issued in full satisfaction of all rights pertaining to the outstanding Company Common Stock and Company Preferred Stock and there shall be no further registration of transfers on the records of the Surviving Corp or Parent of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time.

(h) Required Withholding. Parent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(i) Unused Barfly Shares. If at any time, any shares of Parent Common Stock (the “Unused Barfly Shares”) that were held for issuance (or unvested) pursuant to the Agreement and Plan of Merger, dated as of August 26, 2008, among the Company, NBM Merger Sub, Inc., National Broadcast Media Corp. and James C. Weaver, as Company Shareholders’ Representative (the “Barfly Agreement”), are not issuable (or will not become vested) because the conditions to the issuance (or vesting) of such shares set forth in the Barfly Agreement become incapable of being satisfied, then the Unused Barfly Shares shall be issued to the Recipients, and held for issuance to the holders at the Closing of the Warrants and Other Rights (other than holders of rights to receive shares of Parent Common Stock pursuant to the Barfly Agreement), with the exercise prices and other terms of such Warrants and Other Rights proportionately adjusted (or issued to any such holders to the extent such Warrants and Other Rights have received shares of Parent Common Stock as a result of the exercise or otherwise pursuant to the terms of such Warrants and Other Rights). The allocation of the Unused Barfly Shares to the Recipients and the holders at the Closing of Warrants and Other Rights shall be made in the same proportion as their share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any participating preference payable in respect of any Preferred Stock).

1.6 Exchange Procedures.

(a) Prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 5.1(a)), Parent shall appoint a reputable bank or trust company designated by Parent and reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the issuance of the Merger Shares. It is hereby acknowledged and agreed by the Company that Continental Stock Transfer & Trust Company (“Continental”) is acceptable as Exchange Agent.

(b) The Exchange Agent shall make all computations contemplated by Section 1.5 and any such computation shall be conclusive and binding on the holders of shares of Company Common Stock and Company Preferred Stock, except for manifest mathematical error. Parent shall deliver all necessary information and provide such instructions as necessary to the Exchange Agent for the implementation of the computations provided for herein or as shall be necessary or desirable fully to effect the issuances and payments required under Section 1.5.

(c) Promptly after the Effective Time, the Exchange Agent shall deliver to each holder of Company Common Stock a letter of transmittal in form and substance reasonably satisfactory to Parent and the Company (“Letter of Transmittal”), together with the Proxy Statement/Prospectus (as defined in Section 5.1(a)) and such other documentation as Parent may direct, with respect to the surrender and delivery by each such holder of his, her or its Company Certificates in exchange for Merger Shares as contemplated by Section 1.5. Upon return receipt by the Exchange Agent of a validly executed and delivered Letter of Transmittal, the Exchange Agent shall issue to the corresponding Recipient the number of Merger Shares (less the applicable Escrow Shares), and the Company Certificates shall forthwith be cancelled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the

Effective Time, to evidence only the right to receive the applicable Merger Shares pursuant to Section 1.5. Separate certificates shall be issued for each Recipient’s Escrow Shares (as defined in Section 1.11) and for the balance of the Merger Shares to which such Recipient is entitled.

(d) At or prior to the Effective Time, Parent shall deposit in trust with the Exchange Agent, the aggregate Merger Shares (less the Escrow Shares).

(e) [Intentionally omitted.]

(f) If payment is to be made to a Recipient other than the Person in whose name a surrendered Company Certificate is registered, it shall be a condition of payment that the Company Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Company Certificate must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the surrendered Company Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

(g) At any time which is more than 180 days after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any Merger Shares deposited with the Exchange Agent and have not been disbursed in accordance with Article I of the Agreement, and after the shares have been delivered to Parent, Persons entitled to Merger Shares in accordance with Article I shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar Laws) for issuance thereof upon surrender of the Company Certificates held by them. Any Merger Shares remaining unclaimed as of a date which is immediately prior to such time as such shares would otherwise escheat to or become property of any government entity shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Neither Parent nor the Exchange Agent will be liable to any Person entitled to payment under Article I for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

1.7 No Distributions Until Surrender of Company Certificates. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Merger Shares to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates. Subject to applicable law, following surrender of any such Company Certificates, Parent shall promptly deliver to the record holders thereof, without interest, the certificates representing the Merger Shares issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Merger Shares.

1.8 Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the Merger Shares that the shares of Company Common Stock or Company Preferred Stock formerly represented by such Company Certificates were converted into and any dividends or distributions payable pursuant to Section 1.7; provided, however, that, as a condition precedent to the issuance of such certificates representing Merger Shares and other distributions, the owner of such lost, stolen or destroyed Company Certificates shall indemnify Parent against any claim that may be made against Parent or the Surviving Corp with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

1.9 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Parent with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Parent, the then current officers and directors of Parent, and the officers and directors of the Company shall take all such lawful and necessary action.

1.11 Escrow. As the sole remedy for the indemnification obligations set forth in Article VII of this Agreement, 10% of the Merger Shares, excluding the Escrowed EBITDA Shares, issuable in the Merger (the “Escrow Shares”), shall be deposited in escrow (the “Escrow Account”), which shall be allocated among the Recipients in the same proportion as their proportionate share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any participating preference payable in respect of any Preferred Stock), all in accordance with the terms and conditions of the escrow agreement to be entered into at the Closing between Parent, the Representative, and Continental (or such other Person as may be agreed by Parent and the Representative), as escrow agent (“Escrow Agent”), substantially in the form of Exhibit A hereto (the “Escrow Agreement”). The Escrow Agreement shall provide that on the 30th day after the date Parent has filed with the SEC its Annual Report for the year ending December 31, 2009 on Form 10-K, but in no event later than twelve months after the Closing (the “Escrow Release Date”), the Escrow Agent shall release the Escrow Shares, less that portion thereof applied in satisfaction of or reserved with respect to indemnification claims in connection with claims made pursuant to Section 7.1(a) of this Agreement (“Escrow Claims”). Any Escrow Shares due to be released on the Escrow Release Date that continue to be held with respect to any unresolved Escrow Claim shall be delivered to the Recipients in the same proportions as originally deposited into escrow, promptly upon such resolution, subject to reduction, if any, for the indemnification obligation associated with such resolved Escrow Claim.

1.12 Committee and Representative for Purposes of Escrow Agreements.

(a) Parent Committee. Prior to the Closing, the Board of Directors of Parent shall appoint a committee consisting of one or more of its then members to act on behalf of Parent to take all necessary actions and make all decisions pursuant to the Escrow Agreement and the EBITDA Shares Escrow Agreement (as defined in Section 1.16). In the event of a vacancy in such committee, the board of directors of Parent shall appoint as a successor a Person who was a director of Parent prior to the Closing Date or, in the event of an inability to appoint same, another Person who would qualify as an “independent” director of Parent and who has not had any relationship with the Company or the Stockholder prior to the Closing. Such committee is intended to be the “Committee” referred to in Article VII hereof and the Escrow Agreement.

(b) Representative. Vantage is hereby appointed by the Company (and by execution of this Agreement hereby accepts such appointment) as the representative of the Recipients (the “Representative”), with respect to the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement or the Escrow Agreement or EBITDA Shares Escrow Agreement. Should the Representative resign or be unable to serve, a new Representative will be selected jointly by a vote of the Recipients who, at Closing, received a majority of the Merger Shares, whose appointment shall be effective upon execution by such successor of a joinder agreement providing for such successor to become a party to the Escrow Agreement, the EBITDA Shares Escrow Agreement and this Agreement as the Representative, in which case such successor shall for all purposes of this Agreement and the Escrow Agreement and EBITDA Shares Escrow Agreement be the Representative (and the prior acts taken by the succeeded Representative shall remain valid for purposes of this Agreement and the Escrow Agreement and the EBITDA Shares Escrow Agreement). If such Recipients are unable to appoint a Person to serve in the capacity of Representative within 15 days of the date that the former Representative resigned or became unable to serve, a new Representative shall be selected by majority vote of those Persons on Parent’s board of directors who served on the board of directors of the Company immediately prior to the Effective Time. The Representative shall not be liable to Recipients for any liability, loss, damage, penalty, fine, cost or expense incurred without gross negligence by the Representative while acting in good faith and arising out of or in connection with the acceptance or administration of his duties hereunder (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith). From and after the Effective Time, a decision, act, consent or instruction of the Representative shall be final, binding and conclusive and not subject to challenge by any Recipient. Parent and Surviving Corporation are hereby relieved from any liability to any person for any acts done by Representative and any acts done by Parent or Surviving Corporation in accordance with any such decision, act, consent or instruction of the Representative. Parent, Parent and each of their respective Affiliates shall be entitled to rely upon, and shall be fully protected in relying upon, the power and authority of the Representative without independent investigation.

1.13 Stockholder Matters.

(a) Each Stockholder for himself, herself or itself only, represents and warrants as follows:

(i) he, she or it has had both the opportunity to ask questions and receive answers from the officers and directors of Parent and all persons acting on Parent’s behalf concerning the business and operations of Parent and to obtain any additional information to the extent Parent possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of such information;

(ii) he, she or it has had access to the Parent SEC Reports filed prior to the date of this Agreement;

(iii) that the execution and delivery of this Agreement by such Stockholder does not, and the performance of his, her or its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity (as defined), except (1) for applicable requirements, if any, of the Securities Act of 1933, as amended (“Securities Act”), the Exchange Act, state securities laws (“Blue Sky Laws”), and the rules and regulations thereunder, and (2) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 10.2(a)) on such Stockholder or the Company or, after the Closing, Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their material obligations under this Agreement; and

(iv) that he, she or it owns the Company Common Stock and Company Preferred Stock listed on Schedule 2.3(a) as being owned by him, her or it free and clear of all Liens.

1.14 Shares Subject to Appraisal Rights.

(a) Notwithstanding Section 1.5 hereof, Dissenting Shares (as defined in Section 1.14(b)) shall not be converted into a right to receive Merger Shares. The holders thereof shall be entitled only to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from Parent in accordance with the DGCL, provided, however, that (i) if any stockholder of the Company who asserts appraisal rights in connection with the Merger (a “Dissenter”) shall have failed to establish his entitlement to such rights as provided in the DGCL, or (ii) if any such Dissenter shall have effectively withdrawn his demand for payment for such shares or waived or lost his right to payment for his shares under the appraisal rights process under the DGCL, the shares of Company Common Stock held by such Dissenter shall be treated as if they had been converted, as of the Effective Time, into a right to receive the Merger Shares as provided in Section 1.5. The Company shall give Parent prompt notice of any demands for payment received by the Company from a person asserting appraisal rights, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands or negotiate or enter into any agreement with respect thereto.

(b) As used herein, “Dissenting Shares” means any shares of Company Common Stock or Company Preferred Stock held by Persons who are entitled to appraisal rights under the DGCL, and who have properly exercised, perfected and not subsequently withdrawn or lost or waived their rights to demand payment with respect to those shares in accordance with the DGCL.

1.15 Treatment of the Company Derivative Securities. Each option to purchase Company Common Stock that is outstanding immediately prior to the Effective Time (the “Prior Option”) shall, at the Effective Time, be cancelled and substituted with an option (the “Substitute Option”) under the Parent Plan (as defined Section 5.1(a)) to purchase that number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to the Prior Option immediately before the Effective Time by the Exchange Amount (and rounding down to the nearest whole number). The exercise price per share of Parent Common Stock of each Substitute Option shall be equal to the aggregate exercise price for all shares of Company Common Stock subject to the associated Prior Option divided by the number of shares of Parent Company Stock subject to the Substitute Option. The Substitute Option shall otherwise have the same terms and conditions (including exercise periods) as were applicable under the associated Prior Option. The option substitution described in this Section 1.15 shall be made with respect to nonqualified stock options in accordance with Treas. Reg. § 1.409A-1(b)(5)(v)(D) and with respect to incentive stock options in accordance with Treas. Reg. § 1.424-1. Each warrant to purchase and other right to receive Company Common Stock or Company Preferred Stock set forth on Schedule 2.3(c) (the “Warrants and Other Rights”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, remain outstanding and become, in accordance with its terms, a warrant to purchase or other right to receive Parent Common Stock, on the terms set forth in such warrant or other right, and Parent hereby agrees to assume the obligations under such warrants and rights (and take all commercially reasonable efforts to execute and deliver documentation to the holders thereof evidencing such assumption). The Warrants and Other Rights shall be further adjusted pursuant to Section 1.16, if the EBITDA Satisfaction Event occurs.

1.16 EBITDA Shares.

(a) At the Closing, Parent shall issue the Escrowed EBITDA Shares, which shall be deposited with the Escrow Agent and held pursuant to the terms of the escrow agreement substantially in the form of Exhibit B hereto (the “EBITDA Shares Escrow Agreement”). The EBITDA Shares Escrow Agreement shall provide for the Escrowed EBITDA Shares to be either (i) delivered to the Recipients and the holders of Substitute Options (“Option Holders”) in the same proportion as their proportionate share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any participating preference payable in respect of any Preferred Stock, and, in the case of Option Holders, the proportionate share is based on the shares of Company Common Stock covered by the Prior Options held by the Option Holder immediately prior to the Effective Time) or (ii) returned to Parent for cancellation, as provided in this Section 1.16.

(b) Not more than 5 business days after the filing of the Parent’s Form 10-K or Form 10-Q, as the case may be, after the end of each fiscal quarter, beginning with the second fiscal quarter end following the Effective Time, Parent shall determine the EBITDA for the previous two fiscal quarters, taken together as a single period, and deliver to Representative a statement (the “EBITDA Statement”) setting forth Parent’s calculation of EBITDA for such fiscal quarters, with appropriate detail showing the calculations made therein.

(c) If, within 30 days following receipt of the EBITDA Statement by Representative, Representative has not given Parent written notice of objection to such EBITDA Statement, then the EBITDA Statement shall be deemed final and binding on the parties. The EBITDA Statement shall also be deemed final and binding when Representative delivers written notice to Parent that it agrees with the calculations set forth in the EBITDA Statement. If Representative gives such notice of objection, and the items in dispute cannot be resolved by agreement between Parent and Representative within 10 days following Parent’s receipt of Representative’s written objection, the issues in dispute will be submitted to the Independent Accountant for resolution, with instructions to the Independent Accountant to determine EBITDA in accordance with the definitions and principles set forth in this Agreement. If issues in dispute are submitted to the Independent Accountant for resolution, (a) each of Parent and Representative will furnish to the Independent Accountant such work papers and other documents and information relating to the disputed issues as the Independent

Accountant may request and are available to it and will be afforded the opportunity to present to the Independent Accountant any material relating to the determination and to discuss the determination with the Independent Accountant; (b) the determination by the Independent Accountant of Adjusted EBITDA, as set forth in a written notice delivered to Parent and Representative by the Independent Accountant, will be final and binding on the parties, absent manifest error; and (c) Parent shall pay the fees and expenses of the Independent Accountant in connection with such determination.

(d) If EBITDA, as measured at the end of any fiscal quarter, determined pursuant to Section 1.16 above, is equal to or greater than $50 million (the “EBITDA Satisfaction Event”), then Parent and Representative shall, within 5 business days after EBITDA is final and binding on the parties, instruct the Escrow Agent in accordance with the EBITDA Shares Escrow Agreement to release the Escrowed EBITDA Shares to the Recipients and Option Holders (whether or not such Substitute Options remain outstanding at such time, provided, however, that Escrowed EBITDA Shares released to Option Holders shall be subject to the same vesting requirements as the associated Substitute Options and, if before the release of Escrowed EBITDA Shares, an Option Holder has forfeited all or a portion of a Substituted Option, the Option Holder shall forfeit the Escrowed EBITDA Shares to the same extent).

(e) Upon the occurrence of the EBITDA Satisfaction Event, all Warrants and Other Rights shall be further adjusted in accordance with their terms.

(f) If any Parent Common Stock is issued in respect of any Warrants and Other Rights prior to the EBITDA Satisfaction Event, then promptly following the EBITDA Satisfaction Event, Parent shall issue to the former holders of such Warrants and Other Rights, such number of additional shares of Parent Common Stock as such holders would have received if such shares of Parent Common Stock were issued after the EBITDA Satisfaction Event (giving effect to the adjustments provided for in Section 1.16(e)).

(g) If an EBITDA Satisfaction Event has not occurred on or prior to the fifth anniversary of the Closing of the Merger, all certificates evidencing the Escrowed EBITDA Shares shall be returned to Parent and the same shall be immediately cancelled.

(h) The following terms have the following meanings, for purposes of this Agreement:

“Aggregate EBITDA Shares” means 9,500,000 shares of Parent Common Stock.

“EBITDA” means, for any period of two fiscal quarters, an amount determined in accordance with U.S. GAAP for Parent and its subsidiaries on a consolidated basis, equal to their (i) net income, plus (ii) interest expense, plus (iii) income Taxes, plus (iv) depreciation expense, plus (v) amortization expense, plus (vi) non-recurring, non-operating expense, in each case for such period.

“Escrowed EBITDA Shares” means (i) the Aggregate EBITDA Shares, multiplied by (A) (1) the Issued Company Shares, plus (2) the Total Company Option Shares, divided by (B) (1) the Total Company Option and Warrant Shares plus (2) the Issued Company Shares, minus (3) the Unvested Option Shares.

“Independent Accountant” means any nationally recognized independent registered public accounting firm appointed by mutual agreement of Parent and Representative.

“Total Company Option Shares” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock that may be issuable by the Company pursuant to the Prior Options.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in Schedule 2 attached hereto (the “Company Schedule”), the Company hereby represents and warrants to Parent as follows:

2.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been heretofore made available to Parent or Parent’s counsel. The Company is not in violation of any of the provisions of its Charter Documents.

(b) The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each jurisdiction in which the Company is so qualified or licensed is listed in Schedule 2.1.

2.2 Subsidiaries.

(a) The Company has no direct or indirect subsidiaries or participations in joint ventures or other entities (collectively, “Subsidiaries”), other than those listed in Schedule 2.2. The Company owns all of the outstanding equity securities of its Subsidiaries, free and clear of all Liens (as defined in Section 10.2(e)). Except for its Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Subsidiary of the Company that is a corporation is duly incorporated, validly existing and in good standing under the laws of its state of incorporation (as listed in Schedule 2.2) and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. Each Subsidiary of the Company that is a limited liability company is duly organized or formed, validly existing and in good standing under the laws of its state of organization or formation (as listed in Schedule 2.2) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. Each Subsidiary of the Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by the Company to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the Charter Documents of each Subsidiary of the Company, as amended and currently in effect, have been heretofore delivered to Parent or Parent’s counsel. No Subsidiary of the Company is in violation of any of the provisions of its Charter Documents.

(c) Each Subsidiary of the Company is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each jurisdiction in which each Subsidiary of the Company is so qualified or licensed is listed in Schedule 2.2.

2.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 250,000,000 shares of common stock, par value $0.001 per share (“Company Common Stock”), of which 25,140,684 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable and (ii) 131,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”), of which (A) 15,000,000 shares are designated as Series A Preferred Stock (“Series A Preferred Stock”, of which 9,235,774 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 27,707,322 shares of Company Common Stock on their terms), (B) 10,000,000 shares are designated as Series B Preferred Stock (“Series B Preferred Stock”), of which 8,888,889 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 40,000,000 shares of Company Common Stock on their terms), (C) 48,000,000 shares are designated as Series C Preferred Stock (“Series C Preferred Stock”), of which 30,824,558 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 30,824,558 shares of Company Common Stock on their terms), (D) 8,000,000 shares are designated as Series D Preferred Stock (“Series D Preferred Stock”), of which 6,732,154 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 6,732,154 shares of Company Common Stock on their terms), (E) 25,000,000 shares are designated as Series D-1 Preferred Stock (“Series D-1 Preferred Stock”), of which 0 shares are issued and outstanding as of the date of this Agreement, and (F) 25,000,000 shares are designated as Series E Preferred Stock (“Series E Preferred Stock”), of which 0 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable. Other than the Company Common Stock and Company Preferred Stock, the Company has no class or series of securities authorized by its Charter Documents. Vantage is the owner of a majority of Company Common Stock (assuming for such purpose that all of the Company Preferred Stock were converted to Company Common Stock in accordance with its terms.

(b) Except as set forth in Schedule 2.3(b) hereto, as of the date of this Agreement, no shares of Company Common Stock are reserved for issuance upon the exercise of outstanding options granted to employees of the Company or other parties (“Company Common Stock Options”). Except as set forth in Schedule 2.3(b) hereto, no shares of the Company Common Stock are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase Company Common Stock. All shares of the Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any the Company Common Stock Option as a result of the Merger. All outstanding shares of the Company Common Stock and all outstanding the Company Common Stock Options have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable the Company Contracts (as defined in Section 2.19). The Company has heretofore made available to Parent or Parent’s counsel true and complete copies of the forms of documents used for the issuance of the Company Common Stock Options and a true and complete list of the holders thereof, including their names and the numbers of shares of the Company Common Stock underlying such holders’ the Company Common Stock Options.

(c) Except as set forth in Schedule 2.3(c) hereto, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d) Except as contemplated by this Agreement and except as set forth in Schedule 2.3(d) hereto, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which the Company is a party or by which the Company is bound with respect to any equity security of any class of the Company.

(e) No outstanding shares of the Company Common Stock are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with the Company.

2.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to: (i) execute and deliver this Agreement and each ancillary document that the Company is to execute or deliver pursuant to this Agreement, and (ii) carry out the Company’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company (including the approval by its board of directors), subject to receipt of the Company Stockholder Approval (as defined in Section 5.1(b)). Other than the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the DGCL and the terms and conditions of this Agreement. The affirmative vote of Vantage to approve this Agreement, the Merger, and the other transactions contemplated by this Agreement will be sufficient to obtain the Company Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5 No Conflict; Required Filings and Consents. Except as set forth in Schedule 2.5 hereto:

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Company’s Charter Documents, (ii) conflict with or violate any Legal Requirements (as defined in Section 10.2(b)), (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any Subsidiary of the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any Subsidiary of the Company pursuant to, any of the Company Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any the Company Contract, including any “change in control” or similar provision of any the Company Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business, (ii) for the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of the required waiting period thereunder, (iii) the consents, approvals, authorizations and permits described in Schedule 2.5(b), and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, after the Closing, Parent or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

2.6 Compliance. The Company has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. The Company is not in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 2.6, no written notice of material non-compliance with any Legal Requirements material to the business of the Company has been received by the Company (and the Company has no knowledge of any such notice delivered to any other Person) within the past two years. The Company is not in violation of any term of any the Company Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company.

2.7 Financial Statements.

(a) The Company has made available to Parent true and complete copies of the unaudited consolidated financial statements (including any related notes thereto) of the Company and its Subsidiaries for the fiscal year ended December 28, 2008 (the “Unaudited Financial Statements”) and the audited consolidated financial statements (including any related notes thereto) of the Company and its Subsidiaries for the fiscal years ended December 30, 2007 and December 31, 2006 (the “2007 and 2006 Audited Financial Statements,” together with the Unaudited Financial Statements, the “Financial Statements”).

(b) The 2007 and 2006 Audited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved, and fairly present in all material respects the financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated.

(c) The 2008 Audited Financial Statements (as defined in Section 5.16) when delivered in accordance with such Section shall comply as to form in all material respects, and will be prepared in accordance, with U.S. GAAP applied on a consistent basis throughout the periods involved, and will fairly present in all material respects the financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated.

(d) The books of account, minute books and transfer ledgers and other similar books and records of the Company and its Subsidiaries have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(e) Except as otherwise noted in the 2007 and 2006 Financial Statements and the 2008 Audited Financial Statements, the accounts and notes receivable of the Company and its Subsidiaries reflected in the 2007 and 2006 Financial Statements, and the accounts and notes receivable that will be reflected in the 2008 Audited Financial Statements: (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim to which the Company has been notified in writing as of the date hereof except to the extent set forth in such balance sheet contained therein, and (iv) are not the subject of any actions or proceedings brought by or on behalf of the Company or any of its Subsidiaries as of the date hereof.

2.8 No Undisclosed Liabilities. Except as set forth in Schedule 2.8 hereto, the Company and its Subsidiaries have no liabilities (absolute, accrued, contingent or otherwise) of a nature required in accordance with U.S. GAAP to be disclosed on a balance sheet or in the related notes to financial statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries on a consolidated basis, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet and related notes to financial statements included in the Unaudited Financial Statements, (ii) such liabilities arising in the ordinary course of the Company’s and its Subsidiaries’ businesses since December 31, 2008 and (iii) liabilities or obligations reasonably incurred by or on behalf of the Company in connection with this Agreement, none of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

2.9 Absence of Certain Changes or Events. Except as set forth in Schedule 2.9 hereto or in the Unaudited Financial Statements, since December 31, 2008, there has not been: (i) any Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the shares of the Company Common Stock, or any purchase, redemption or other acquisition by the Company of any of the shares of the Company Common Stock or any other securities or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the shares of the Company Common Stock, (iv) any granting by the Company of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company of any increase in severance or termination pay or any entry by the Company into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18(a)(i) hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with respect to any Governmental Entity, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of the Company, (viii) any issuance of capital stock of the Company, (ix) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business, or (x) any agreement, whether written or oral, to do any of the foregoing.

2.10 Litigation. Except as disclosed in Schedule 2.10 hereto, there are no material claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

2.11 Employee Benefit Plans.

(a) Schedule 2.11(a) lists all material employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) covering any active or former employee, director or consultant of the Company or any Subsidiary of the Company, or any trade or business (whether or not incorporated) which is under common control with the Company within the meaning of Section 414 of the Internal Revenue Code (“Code”) (an “ERISA Affiliate”), with respect to which the Company has material liability (individually, a “Plan,” and, collectively, the “Plans”). Except as set forth in Schedule 2.11(a), all Plans have been maintained and administered in all material respects in compliance with their respective terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Plans, and all liabilities with respect to the Plans have been properly reflected in the financial statements and records of the Company and its Subsidiaries. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or, to the knowledge of the Company, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by any governmental agency with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued in all material respects. The Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law), or to enter into any new Plan.

(b) Except as disclosed in Schedule 2.11(b) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of the Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(c) Except as disclosed on Schedule 2.11(c) hereto, none of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither the Company nor any Subsidiary of the Company has represented, promised or contracted to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by law.

(d) None of the Company nor any Subsidiary of the Company is a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement involving Parent.

2.12 Labor Matters.

(a) Except as set forth on Schedule 2.12:

(i) neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary of the Company nor does the Company know of any activities or proceedings of any labor union to organize any such employees;

(ii) to the knowledge of the Company, there is no activity or proceeding by any labor organization or other group seeking to represent employees or to organize any of the Company’s or any Subsidiary of the Company’s employees; and

(iii) There is no unfair labor practice, labor dispute, demand for arbitrator or arbitration proceeding pending or to the knowledge of the Company threatened, involving any employee of the Company or any Subsidiary of the Company.

(b) Except as set forth on Schedule 2.12, each employee and consultant of the Company is terminable “at will” subject to applicable notice periods as set forth by law or in any applicable employment agreement. The Company is not aware that any of its officers or key employees intends to terminate his or her employment with the Company.

(c) The Company is in compliance in all material respects with all applicable federal, state and local laws and regulations relating to employment.

(d) The Company has withheld and paid to (or is holding for payment not yet due) the appropriate Governmental Authority all amounts required by Law or agreement to be withheld from the wages or salaries due to each of the employees. The Company has paid in full to all of the employees all wages, salaries, bonuses, benefits, commissions and other compensation due to them or otherwise arising under any Law, plan, policy, practice, program or agreement and has not unlawfully withheld any such wages, salaries, bonuses, benefits, commissions or other compensation.

2.13 Business Activities. Except as disclosed in Schedule 2.13 hereto, to the Company’s knowledge, there is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any Subsidiary of the Company or their assets or to which the Company or any Subsidiary of the Company is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any Subsidiary of the Company, any acquisition of property by the Company or any Subsidiary of the Company or the conduct of business by the Company or any Subsidiary of the Company as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

2.14 Title to Property.

(a) All real property owned by the Company and its Subsidiaries (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheet of the Company included in the Unaudited Financial Statements. The Company and its Subsidiaries have good, valid and marketable fee simple title to the real property owned by them, and except as set forth in the Unaudited Financial Statements or on Schedule 2.14(a) hereto, all such real property is held free and clear of all Liens, leases, licenses and other rights to occupy or use such real property. Schedule 2.14(a) hereto also contains a list of all options or other contracts under which the Company or its Subsidiaries have a right to acquire or the obligation to sell any interest in real property.

(b) All personal property of the Company and its Subsidiaries owned, used or held for use in connection with the business of the Company (the “Personal Property”) is shown or reflected on the balance sheet included in the Unaudited Financial Statements, to the extent required by U.S. GAAP, as of the dates of such Unaudited Financial Statements, other than those acquired on or after the date of the Unaudited Financial Statements in the ordinary course of business. Schedule 2.14(b) hereto contains a list of all leases of real property by the Company and its Subsidiaries. The Company and its Subsidiaries have good and marketable title to the Personal Property owned by it, and all such Personal Property is in each case held free and clear of all Liens, except for Liens disclosed on Schedule 2.14(b).

(c) All leases pursuant to which the Company or its Subsidiaries lease from others material real property or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or its Subsidiaries or, to the Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default would not reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries.

2.15 Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

(b) Tax Returns and Audits. Except as set forth in Schedule 2.15 hereto:

(i) The Company and its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and its Subsidiaries with any Tax authority prior to the date hereof, except such Returns that are not material to the Company and its Subsidiaries. All such Returns are true, correct and complete in all material respects. The Company and its Subsidiaries have paid all Taxes shown to be due and payable on such Returns.

(ii) All Taxes that the Company and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(iii) The Company and its Subsidiaries have not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) To the knowledge of the Company, no audit or other examination of any Return of the Company or any of its Subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(v) No adjustment relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing, formally or informally, by any Tax authority to the Company, any Subsidiary of the Company or any representative thereof.

(vi) Neither the Company not any of its Subsidiaries have any liability for any unpaid Taxes which have not been accrued for or reserved on the Company’s balance sheets included in the Unaudited Financial Statements, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of the Company and its Subsidiaries in the ordinary course of business, none of which is material to the business, results of operations or financial condition of the Company and its Subsidiaries or, if any such amount is material, it has been accrued on the books and records of the Company in accordance with U.S. GAAP.

(vii) The Company has not taken or agreed to take any action not provided for in this Agreement (nor does the Company have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.16 Environmental Matters.

(a) Except as disclosed in Schedule 2.16 hereto and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws (as defined below); (ii) to the knowledge of the Company, the properties currently operated by the Company and its Subsidiaries (including soils, groundwater, surface water, air, buildings or other structures) are not contaminated with any Hazardous

Substances (as defined below); (iii) to the knowledge of the Company, the properties formerly owned or operated by the Company and its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by the Company or during any prior period; (iv) the Company and its Subsidiaries are not currently subject to liability for any Hazardous Substance disposal or contamination on any third party or public property (whether above, on or below ground or in the atmosphere or water); (v) the Company and its Subsidiaries have not received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary of the Company may be in violation of or liable under any Environmental Law; and (vi) the Company and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any written indemnity or other written agreement with any third party relating to liability under any Environmental Law.

(b) As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (C) the maintenance, remediation, cleanup, operation or modification of any facility now owned or operated by the Company or any Subsidiary of the Company or previously owned or operated by the Company, any Subsidiary of the Company or their predecessors; or (D) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(c) As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(d) The Company has made available to Parent or Parent’s counsel all material environmental reports completed with respect to the Company and/or its Subsidiaries or their respective properties, assets or operations, including all Phase I assessment reports, which are in the possession of the Company.

(e) The Company has no knowledge of any underground storage tanks on any of its Real Property.

2.17 Brokers; Third Party Expenses. Except as set forth in Schedule 2.17 hereto, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

2.18 Intellectual Property.

(a) Schedule 2.18 hereto lists all material Company Registered Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) software and software programs; (v) domain names, (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, “Trademarks”); (viii) all databases and data collections and all rights therein; (ix) all moral rights of authors, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any Subsidiary of the Company, including software and software programs developed by or exclusively licensed to the Company or any Subsidiary of the Company (specifically excluding any off the shelf or shrink-wrap or click-wrap software).

(iii) “Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, or registration issued or filed with the United States Patent and Trademark Office, the United States Copyright Office, or any foreign equivalent of either of the foregoing.

(iv) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any Subsidiary of the Company.

(v) “Company Products” means all current versions of products or service offerings of the Company or any Subsidiary of the Company.

(vi) To the Company’s knowledge, the Company and each Subsidiary of the Company owns or has rights to use all material Intellectual Property required for the conduct of its business as presently conducted, except for any off the shelf or shrink-wrap or click-wrap software. Except as disclosed in Schedule 2.18 hereto, to the Company’s knowledge, no Company Intellectual Property or Company Product is subject to any material proceeding or outstanding decree, order, or judgment to which the Company or any Subsidiary of the Company is a party restricting in any manner the use, transfer or licensing thereof by the Company or any Subsidiary of the Company, other than in the ordinary course of business, or which materially adversely affects the validity, the use by the Company and the Subsidiaries of the Company, or enforceability of such Company Intellectual Property, in each case, in a manner that could reasonably be expected to have a Material Adverse Effect on the Company.

(b) Except as disclosed in Schedule 2.18 hereto, either the Company or a Subsidiary of the Company owns and has exclusive title to, or has the right to use, each material item of the Company Intellectual Property owned by the Company or by a Subsidiary of the Company or, to the Company’s knowledge, has the right to use, each material item of the Company Intellectual Property licensed exclusively to the Company or to a Subsidiary of the Company , in each case, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by the Company or by a Subsidiary of the Company in the ordinary course of business and excluding Liens on Company Intellectual Property that is licensed to the Company or a Subsidiary of the Company and are incurred by the owner or licensor of such Company Intellectual Property).

(c) To the Company’s knowledge, the operation of the business of the Company and the Subsidiaries of the Company as such business currently is conducted, including the Company’s and its Subsidiaries’ use of any Company Product, has not and does not materially infringe or misappropriate the Intellectual Property of any third party and the Company and its Subsidiaries have not received any written claims or written threats from third parties alleging any such infringement or misappropriation within the past 2 years.

2.19 Agreements, Contracts and Commitments.

(a) Schedule 2.19 hereto sets forth a complete and accurate list of all Material Company Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term “Company Contracts” shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations of any kind, whether written or oral, to which the Company or any Subsidiary of the Company is a party or by or to which any of the properties or assets of the Company or any Subsidiary of the Company may be bound, subject or affected (including without limitation notes or other instruments payable to the Company or any Subsidiary of the Company) and (ii) the term “Material Company Contracts” shall mean each of the following the Company Contracts:

(i) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company and by or to any officer, director, employee, stockholder or holder of derivative securities of the Company (“Insider”);

(ii) any guaranty, direct or indirect, by the Company, a Subsidiary of the Company or any Insider of the Company of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iii) any Company Contract of employment or management;

(iv) any Company Contract (x) made other than in the ordinary course of business or (y) providing for the grant of any preferential rights to purchase or lease any asset of the Company or (z) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company;

(v) any obligation to register any shares of the capital stock or other securities of the Company with any Governmental Entity;

(vi) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) any collective bargaining agreement with any labor union;

(viii) any lease or similar arrangement for the use by the Company of real property or Personal Property where the annual lease payments are greater than $100,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(ix) any Company Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property;

(x) any Company Contract to which any Insider of the Company, or any entity owned or controlled by an Insider, is a party; and

(xi) any Company Contract (A) providing for payments (present or future) to the Company in excess of $100,000 in the aggregate in any one year or (B) under or in respect of which the Company presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $100,000.

(b) Each Material Company Contract was entered into at arms’ length and in the ordinary course, except as set forth in Schedule 2.19(b), is in full force and effect and, to the Company’s knowledge, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. To the Company’s knowledge, no other party to a Material Company Contract is the subject of a bankruptcy or insolvency proceeding. True and complete copies of all Material Company Contracts (or written summaries in the case of oral Material Company Contracts or offers or proposals) have been heretofore made available to Parent or Parent’s counsel.

(c) Except as set forth in Schedule 2.19, neither the Company, any Subsidiary of the Company nor, to the Company’s knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Material Company Contract, and no party to any Material Company Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on the Company. Each Material Company Contract that has not expired by its terms is in full force and effect.

2.20 Insurance. Schedule 2.20 sets forth the Company’s and the Subsidiaries’ insurance policies and fidelity and surety bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) as of the date hereof. The insurances provided by such Insurance Policies are adequate in amount and scope for the Company’s and its Subsidiaries’ business and operations, consistent with normal industry practices, including any insurance required to be maintained by the Company Contracts.

2.21 Governmental Actions/Filings.

(a) Except as set forth in Schedule 2.21(a), the Company and each Subsidiary of the Company has been granted and holds, and has made, all Governmental Actions/Filings (as defined below) necessary to the conduct by the Company and each Subsidiary of the Company of its business (as presently conducted), and true, complete and correct copies thereof have heretofore been made available to Parent or Parent’s counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 2.21(a) hereto, will not expire prior to December 31, 2009 (except to the extent such expiration would not reasonably be expected to have a Material Adverse Effect on the Company) and to the Company’s knowledge, the Company is in substantial compliance with all of its obligations with respect thereto. To the Company’s knowledge, no event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon the Company.

(b) Except as set forth in Schedule 2.21(b), no Governmental Action/Filing is necessary to be obtained, secured or made by the Company to enable it to continue to conduct its businesses and operations and use its properties immediately after the Closing in a manner which is consistent with current practice.

(c) For purposes of this Agreement, the term “Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

2.22 Interested Party Transactions. Except as set forth in the Schedule 2.22 hereto, or expressly stated in the Unaudited Financial Statements, no employee, officer, director or shareholder of the Company or a member of his or her immediate family (collectively, the “Company Insiders”) is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Schedule 2.22, to the Company’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom the Company is affiliated or with whom the Company has a contractual relationship, or in any Person that competes with the Company, except that each Company Insider and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with the Company. Except as set forth in Schedule 2.22, to the knowledge of the Company, no Company Insider or any member of an Insider’s immediate family is, directly or indirectly, interested in any Material Company Contract with the Company (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of the Company or such Person’s employment with the Company).

2.23 Board Approval. The board of directors of the Company (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved, subject to the Company Stockholder Approval, this Agreement and the transactions contemplated hereby.

2.24 Survival of Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall survive the Closing until, and shall terminate and be of no further force or effect on, the Escrow Release Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to the exceptions set forth in Schedule 3 attached hereto (the “Parent Schedule”), Parent represents and warrants to, and covenants with, the Company and the Stockholder, as follows:

3.1 Organization and Qualification.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned to be conducted. Parent is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted by Parent, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Complete and correct copies of Parent’s Charter Documents, as amended and currently in effect, have been heretofore made available to the Company. Parent is not in violation of any of the provisions of its Charter Documents.

(b) Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each jurisdiction in which Parent is so qualified or licensed is listed in Schedule 3.1.

3.2 Subsidiaries.

(a) Parent has no direct or indirect Subsidiaries, except the Merger Sub. Except for the Merger Sub, Parent does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) The Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Parent to be conducted. The Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Parent to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Complete and correct copies of the Charter Documents of the Merger Sub, as amended and currently in effect, have been heretofore delivered to the Company or Company’s counsel. Merger Sub is not in violation of any of the provisions of its Charter Documents.

(c) Merger Sub is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each jurisdiction in which each the Merger Sub is so qualified or licensed is listed in Schedule 3.2.

(d) Merger Sub does not have any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement.

3.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 85,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $.0001 per share (“Parent Preferred Stock”), of which 40,500,000 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and no shares of Parent Preferred Stock are issued and outstanding. Other than the Parent Common Stock and Parent Preferred Stock, Parent has no class or series of securities authorized by its Charter Documents. The Parent Common Stock and Parent Preferred Stock are collectively referred to herein as the “Parent Stock.”

(b) No shares of Parent Stock are reserved for issuance upon the exercise of outstanding options granted to employees of Parent or other parties (“Parent Stock Options”). Except as set forth in Schedule 3.3(b) hereto, as of the date of this Agreement, no shares of the Parent Stock are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase Parent Stock. All shares of the Parent Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding shares of Parent Stock has been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable the Parent Contracts (as defined in Section 3.19).

(c) The shares of Parent Common Stock to be issued by Parent in connection with the Merger, upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such shares of Parent Common Stock will be fully paid and nonassessable.

(d) Except as set forth in Schedule 3.3(d) hereto, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent is a party or by which it is bound obligating the Parent or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or Merger Sub or obligating Parent or Merger Sub to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e) Except as set forth in Schedule 3.3(e), there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which the Parent is a party or by which the Parent is bound with respect to any equity security of any class of the Parent.

(f) No outstanding shares of Parent Common Stock are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with Parent.

(g) The authorized and outstanding capital stock of the Merger Sub is 100 shares of common stock, par value $0.0001 per share. Parent owns all of the outstanding equity securities of the Merger Sub, free and clear of all Liens.

3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to: (i) execute and deliver this Agreement, and each ancillary document that Parent or Merger Sub is to execute or deliver pursuant to this Agreement, and (ii) carry out Parent’s and Merger Sub’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub (including the approval by their respective boards of directors), and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Parent Stockholder Approval (as defined in Section 5.1(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not: (i) conflict with or violate Parent’s or Merger Sub’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of Parent pursuant to, any Parent Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Parent.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of their respective obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent or Merger Sub is qualified to do business, (ii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

3.6 Compliance. Each of Parent and Merger Sub has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Parent. Neither Parent nor the Merger Sub is in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 3.6, no written notice of material non-compliance with any Legal Requirements has been received by Parent or Merger Sub (and Parent has no knowledge of any such notice delivered to any other Person). Neither Parent nor the Merger Sub is in violation of any term of any Parent Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Parent.

3.7 SEC Filings; Financial Statements.

(a) Parent has made available to the Company a correct and complete copy of each report, registration statement and definitive proxy statement filed by Parent with the SEC (the “Parent SEC Reports”), which are all the forms, reports and documents required to be filed by Parent with the SEC prior to the date of this Agreement. All Parent SEC Reports required to be filed by Parent in the twenty-four (24) month period prior to the date of this Agreement were filed in a timely manner. As of their respective dates the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Parent makes no representation or warranty whatsoever concerning any Parent SEC Report as of any time other than the date or period with respect to which it was filed.

(b) Except as set forth in Schedule 3.7(b), each set of financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied or (with respect to filings after the date hereof) will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or (with respect to filings after the date hereof) will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents or (with respect to filings after the date hereof) will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or (with respect to filings after the date hereof) will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Parent taken as a whole.

3.8 No Undisclosed Liabilities. Parent has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports that are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) liabilities provided for in or otherwise disclosed in a balance sheet or in the related notes to the financial statements included in Parent SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since December 31, 2008 in the ordinary course of business, none of which would reasonably be expected to have a Material Adverse Effect on Parent.

3.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2008, there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Parent’s capital stock, (iv) any granting by Parent of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Parent of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Parent of any increase in severance or termination pay or any entry by Parent into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby, (v) entry by Parent into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Parent with respect to any Governmental Entity, (vi) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of Parent, (viii) any issuance of capital stock of Parent, (ix) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Parent other than in the ordinary course of business or (x) any agreement, whether written or oral, to do any of the foregoing.

3.10 Litigation. There are no claims, suits, actions or proceedings pending or to Parent’s knowledge, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

3.11 Employee Benefit Plans. Except as may be contemplated by the Parent Plan (as defined in Section 5.1(a)), Parent does not maintain, and has no liability under, any employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of the Parent, or any trade or business (whether or not incorporated) which is under common control with the Parent within the meaning of Section 414 of the Code (“Parent Benefit Plan”), and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. Parent is not a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement or future transactions involving Parent. No Parent Benefit Plan provides for the reimbursement of excise Taxes under Section 4999 of the Code or any income Taxes under the Code.

3.12 Labor Matters. Parent is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent and Parent does not know of any activities or proceedings of any labor union to organize any such employees.

3.13 Business Activities. Since its organization, Parent has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the Parent Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or to which Parent is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of property by Parent or the conduct of business by Parent as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have, a Material Adverse Effect on Parent.

3.14 Title to Property. Parent does not own or lease any real property or personal property. Except as set forth in Schedule 3.14, there are no options or other contracts under which Parent has a right or obligation to acquire or lease any interest in real property or personal property.

3.15 Taxes. Except as set forth in Schedule 3.15 hereto:

(a) Parent has timely filed all Returns required to be filed by Parent with any Tax authority prior to the date hereof, except such Returns which are not material to Parent. All such Returns are true, correct and complete in all material respects. Parent has paid all Taxes shown to be due on such Returns.

(b) All Taxes that Parent is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) Parent has not been delinquent in the payment of any Tax that has not been accrued for in Parent’s books and records of account for the period for which such Tax relates nor is there any Tax deficiency outstanding, proposed or assessed against Parent, nor has Parent executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) To the knowledge of Parent, no audit or other examination of any Return of Parent by any Tax authority is presently in progress, nor has Parent been notified of any request for such an audit or other examination.

(e) No adjustment relating to any Returns filed by Parent has been proposed in writing, formally or informally, by any Tax authority to Parent or any representative thereof.

(f) Parent has no liability for any unpaid Taxes which have not been accrued for or reserved on Parent’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Parent in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Parent or, if any such amount is material, it has been accrued on the books and records of Parent in accordance with U.S. GAAP.

(g) Parent has not taken or agreed to take any action not provided for in this Agreement (nor does Parent have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.16 Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Parent: (i) Parent has complied with all applicable Environmental Laws; (ii) Parent is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) Parent has not been associated with any release or threat of release of any Hazardous Substance; (iv) Parent has not received any notice, demand, letter, claim or request for information alleging that Parent may be in violation of or liable under any Environmental Law; and (v) Parent is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

3.17 Brokers. Except as set forth on Schedule 3.17, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18 Intellectual Property. Parent does not own, license or otherwise have any right, title or interest in any Intellectual Property or Registered Intellectual Property except non-exclusive rights to the names “Victory” and “Victory Acquisition.”

3.19 Agreements, Contracts and Commitments.

(a) Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, other than confidentiality and non-disclosure agreements (copies of which have been made available to the Company or the Company’s counsel), there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected. All Parent Contracts are listed in Schedule 3.19 other than those that are exhibits to the Parent SEC Reports.

(b) Except as set forth in Schedule 3.19, each Parent Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Parent Contracts (or written summaries in the case of oral Parent Contracts) and of all outstanding offers or proposals of Parent have been heretofore made available to the Company or the Company’s counsel.

(c) Neither Parent nor, to the knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Parent Contract, and no party to any Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Parent. Each agreement, contract or commitment to which Parent is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on Parent.

3.20 Insurance. Except for directors’ and officers’ liability insurance, Parent does not maintain any Insurance Policies.

3.21 Interested Party Transactions. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or stockholder of Parent or a member of his or her immediate family is indebted to Parent nor is Parent indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Parent; (b) to Parent’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Parent is affiliated or with whom Parent has a material contractual relationship, or any Person that competes with Parent, except that each employee, stockholder, officer or director of Parent and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Parent; and (c) to Parent’s knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of Parent).

3.22 Indebtedness. Except as set forth on Schedule 3.22, Parent has no indebtedness for borrowed money.

3.23 NYSE Amex Listing. Parent Common Stock, Parent’s warrants and Parent’s units are listed for trading on the NYSE Amex (the “NYSEA”). Except as set forth on Schedule 3.23, there is no action or proceeding pending or, to Parent’s knowledge, threatened against Parent by the NYSEA with respect to any intention by such entity to prohibit or terminate the listing of Parent Common Stock on the NYSEA.

3.24 Board Approval. The board of directors of Parent (including any required committee or subgroup of the board of directors of Parent) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent and (iii) determined that the fair market value of the Company is equal to at least 80% of the balance in the Trust Fund (as defined in Section  3.25) not including deferred underwriting discounts and commissions.

3.25 Trust Fund. As of the date hereof and at the Closing Date, Parent has and will have no less than $330,000,000 invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment the Company Act of 1940 in a trust account administered by Continental (the “Trust Fund”); provided that a portion of the Trust Fund shall be utilized in accordance with Section 5.19.

3.26 Governmental Filings. Except as set forth in Schedule 3.26, Parent has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by Parent of its business (as presently conducted), and true, complete and correct copies of which have heretofore been delivered to the Company or its counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 3.26, will not expire prior to December 31, 2009, and Parent is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Parent.

3.27 Survival of Representations and Warranties. The representations and warranties Parent set forth in this Agreement shall survive the Closing until, and shall terminate and be of no further force or effect on, the Escrow Release Date.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company and Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, Merger Sub, Parent and their respective Subsidiaries shall, except to the extent that the other party shall otherwise consent in writing or as contemplated by this Agreement or as set forth in Schedule 4.1, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not be reasonably expected to have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present key officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required by the terms of this Agreement and except as set forth in Schedule 4.1, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, Merger Sub, Parent and their respective Subsidiaries shall not do any of the following:

(a) waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b) grant any severance or termination pay to (i) any officer or (ii) any employee, except with respect to the Company or any of its Subsidiaries, pursuant to applicable law, the existing terms of written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c) transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of the Company, any Subsidiary of the Company or Parent, as applicable, or enter into grants to transfer or license to any person future patent rights, other than, with respect to the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practices provided that in no event shall the Company, any Subsidiary of the Company or Parent license on an exclusive basis or sell any Intellectual Property of the Company, any Subsidiary of the Company or Parent as applicable;

(d) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) except as permitted by Section 5.21, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests of the Company and Parent, as applicable;

(f) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(g) amend its Charter Documents;

(h) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in the case of the Company and its Subsidiaries, which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

(i) sell, lease, license, encumber or otherwise dispose of any properties or assets, except with respect to the Company and its Subsidiaries, (A) sales of inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole;

(j) incur any indebtedness for borrowed money (other than, with respect to the Company and its Subsidiaries, under its existing credit facilities as may be required for working capital needs in the ordinary course of business and, with respect to Parent, as permitted pursuant to Section 5.18) or guarantee any such indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or the Company or any Subsidiary of the Company, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(k) adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than, with respect to the Company and its Subsidiaries, offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except, with respect to the Company and its Subsidiaries, in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable law;

(l) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the Parent SEC Reports filed prior to the date of this Agreement or the Company’s Unaudited Financial Statements, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company or any Subsidiary of the Company is a party or of which the Company or any Subsidiary of the Company is a beneficiary or to which Parent is a party or of which Parent is a beneficiary, as applicable;

(m) except in the ordinary course of business consistent with past practices, modify, amend or terminate any Material Company Contract or Parent Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n) except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

(o) except, in the case of the Company and its Subsidiaries, in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $100,000 in any 12-month period;

(p) settle any litigation, except in the case of the Company or any Subsidiary of the Company, where the consideration given is other than monetary in an amount less than $100,000 or to which an Insider is a party;

(q) make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(r) take any action not provided for or contemplated in this Agreement that would cause the Merger to fail to qualify, as a reorganization within the meaning of section 368(a) of the Code;

(s) form or establish any subsidiary except, in the case of the Company or any Subsidiary of the Company, in the ordinary course of business consistent with prior practice;

(t) permit any Person (to the extent permission is required) to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(u) make capital expenditures except, in the case of the Company or any Subsidiary of the Company, in accordance with prudent business and operational practices consistent with past practices;

(v) enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other Affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with past practices; or

(w) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1 (a) through (v)  above.

4.2 Exclusivity.

(a) The Company and each Stockholder shall not, and the Company and each Stockholder shall cause the Company’s officers, directors, other stockholders, employees, representatives and agents, as applicable, not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any person or entity (other than the Parent) concerning any Acquisition Transaction or (ii) take any other action intended or designed to facilitate the efforts of any person or entity (other than Parent) relating to a possible Acquisition Transaction. For purposes of this Agreement, the term “Acquisition Transaction” shall mean any of the following involving the Company or any Subsidiary of the Company: (i) any merger, consolidation, share exchange, business combination or other similar transaction; or (ii) any sale, lease, exchange, transfer or other disposition of any of the assets of the Company or Subsidiaries (other than in the normal course of business consistent with past practice) or any shares of the capital stock of the Company or any Subsidiary of the Company in a single transaction or series of transactions.

(b) In the event that there is an unsolicited proposal for or an unsolicited indication of a serious interest in entering into, an Acquisition Transaction, communicated to the Company, any Stockholder or any of the Company’s officers, directors or employees or any of their representatives or agents, such party shall promptly (and in no more than 48 hours) give written notice of same to the Parent.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Registration Statement; Special Meeting.

(a) As soon as is reasonably practicable after execution of this Agreement, Parent shall prepare and file with the SEC under the Securities Act, and with all other applicable regulatory bodies, a registration statement on Form S-4 and/or such other applicable form (the “Registration Statement”) with respect to the issuance of the Merger Shares in the Merger, which shall include proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock to vote, at a meeting of the holders of Parent Common Stock to be called for such purpose (the “Special Meeting”), in favor of, among other things, (i) the adoption of this Agreement and the approval of the Merger, (ii) the change of the name of Parent to a name selected by the Company, (iii) the adoption of an Incentive Stock Plan (the “Parent Plan”) substantially in the form of Exhibit C hereto, (iv) increasing the authorized number of shares of Parent Common Stock to 300,000,000, (v) the election of directors of Parent pursuant to Section 5.2, whose election shall be effective as of the Effective Time, (vi) other changes to Parent’s certificate of incorporation agreed by the parties, including (1) changing corporate existence to perpetual; (2) incorporating the classification of directors that would result from the election of directors as contemplated by Section 5.2; (3) removing provisions that will no longer be applicable to Parent after the merger; and (4) making certain other changes in terms, gender and number that are substantively immaterial; and (vii) an adjournment proposal to adjourn the Special Meeting if, based on the tabulated vote count, Parent and Merger Sub are not authorized to proceed with the Merger (romanettes (i) through (vii), collectively, the “Parent Stockholder Approval”). Such proxy materials shall be in the form of a proxy statement/prospectus to be used for the purposes of (1) soliciting proxies from holders of Parent Common Stock for the matters to be acted upon at the Special Meeting and (2) issuing the Merger Shares in connection with the Merger (the “Proxy Statement/Prospectus”). The Company and its counsel shall be given an opportunity to review, comment on and approve (such approval not to be unreasonably withheld, conditioned or delayed) the Parent Plan and the Registration Statement (including any amendments thereto) prior to its filing with the SEC. Parent, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall also take any and all commercially reasonable actions required to satisfy the requirements of the Securities Act and the Exchange Act. Prior to the Closing Date, to the extent required by applicable law, Parent shall cause the shares of Parent Common Stock to be issued to the Recipient under this Agreement to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by the Company that Recipients reside and to take any other such actions that may be necessary to enable the Parent Common Stock be issued pursuant to the Merger and the terms of this Agreement in each such jurisdiction. Filing fees with respect to the Registration Statement and blue sky filings shall be paid by Parent and the Company in equal amounts.

(b) The Company shall use commercially reasonable efforts to give, on or prior to April 3, 2009, notice in accordance with the DGCL and the Company Charter Documents to all of its stockholders calling for a special meeting of such stockholders to consider and vote upon this Agreement and the Merger and other transactions contemplated hereby, and hold such meeting on or prior to April 13, 2009 (“Company Stockholder Meeting”). The Company shall timely send all relevant information and documentation to its stockholders in connection with the Company Stockholder Meeting and advise them of the Appraisal Rights contemplated by Section 1.14. The Company and its board of directors shall cause the Company Stockholder Meeting to take place in accordance with the foregoing (subject to adjournment with consent of Parent or if required as a result of the Commission having not yet declared the Registration Statement effective) and in compliance with the DGCL and the Company Charter Documents and, following the date hereof, shall use commercially reasonable efforts to secure, prior to the date of the Company Stockholder Meeting, agreements from holders of that number of shares of each class or series of Company Common

Stock and Company Preferred Stock that will be necessary for the approval of this Agreement and the Merger and other transactions contemplated by this Agreement by the stockholders of the Company at the Company Stockholder Meeting (“Company Stockholder Approval”).

(c) As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement by the SEC, Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Common Stock and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Merger and the other matters presented to the stockholders of Parent for approval or adoption at the Special Meeting, including, without limitation, the matters described in Section 5.1(a).

(d) Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, Parent shall ensure that the Proxy Statement/Prospectus does not, as of the date on which it is first distributed to holders of Parent Common Stock, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or the Stockholder any other information furnished by the Company or the Stockholder for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied in writing by the Company and the Stockholder for inclusion in the Proxy Statement/Prospectus will not as of the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to holders of Parent Common Stock or at the time of the Special Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

(e) Parent, acting through its board of directors, shall include in the Proxy Statement/Prospectus the recommendation of its board of directors that the holders of Parent Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use commercially reasonable efforts to obtain the Parent Stockholder Approval.

5.2 Directors and Officers of Parent after the Merger. The parties shall take all necessary action so that the persons listed in Schedule 5.2 are elected to the positions of officers and directors of the Parent, as set forth therein, to serve in such positions effective immediately after the Closing. If any Person listed in Schedule 5.2 is unable to serve, the party appointing such Person shall designate a successor; provided that, if such designation is to be made after the Closing, any successor to a Person designated by Parent shall be made by the Person serving in the capacity of Chairman of Parent immediately prior to the Closing.

5.3 HSR Act. If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notifications and any other information required of it thereunder in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notifications in accordance with all applicable requirements of all Governmental Entities. Parent and the Company shall cooperate in good faith with each other and such Governmental Entities. Parent and the Company shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Entity with respect to such transactions, (c) request an early termination of the waiting period under the HSR Act and (d) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation. Filing fees with respect to the notifications required under the HSR Act shall be paid by Parent.

5.4 Other Actions.

(a) As promptly as practicable after execution of this Agreement, Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 8-K”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Promptly after the execution of this Agreement, Parent and the Company shall also mutually agree on and issue a press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) At least five (5) days prior to Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (“Closing Form 8-K”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Prior to Closing, Parent and the Company shall mutually agree on and issue a press release announcing the consummation of the Merger hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the Commission.

(c) The Company and Parent shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity. This obligation shall include, on the part of Parent, sending to Continental a termination letter with respect to the Investment Management Trust Agreement by and between Parent and Continental.

5.5 Required Information. In connection with the preparation of the Signing Form 8-K, the Signing Press Release, the Proxy Statement/Prospectus, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of Parent and/or the Company to any Government Entity or other third party in connection with the Merger and the other transactions contemplated hereby, and for such other reasonable purposes, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers, managers, members and stockholders (including the directors of Parent and the Company to be elected effective as of the Closing pursuant to Section 5.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of the Company and Parent to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

5.6 Confidentiality; Access to Information.

(a) Confidentiality. The Mutual Confidentiality and Non-Disclosure Agreement, effective on February 9, 2009, between TouchTunes Music Corporation and the Parent shall remain in full force and effect and the parties will continue to comply with such agreement.

(b) Access to Information.

(i) the Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and key personnel of the Company during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties, to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(ii) Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties (the existence and scope of which have been disclosed to the Company), to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request. No information or knowledge obtained by the Company in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.7 Public Disclosure. From the date of this Agreement until Closing or termination of this Agreement, the parties shall cooperate in good faith to jointly prepare and mutually agree upon all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), except as provided by Section 5.4 or as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement or any terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to confidential communications by any party to its counsel, accountants, investors, and other professional advisors.

5.8 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including the consents referred to in Schedule 2.5 of the Company Schedule, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Parent and its board of directors, and the Company and its board of directors, shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

5.9 Sale Restrictions. No public market sales of shares of the Parent Common Stock issued as a result of the Merger shall be made by any Person listed on Schedule 5.9 hereto during the period prescribed by and as otherwise permitted pursuant by the lock-up agreements (in the form of Exhibit D hereto) executed by such Persons in connection with this Agreement (the “Lock-Up Agreements”).

5.10 No Securities Transactions. Neither the Company or the Stockholder nor any of their respective affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. The Company shall use commercially reasonable efforts to require each of its officers, directors, employees, agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

5.11 No Claim Against Trust Fund. Notwithstanding anything else in this Agreement, the Company and each Stockholder acknowledges that it has read Parent’s final prospectus dated April 24, 2007 and understands that Parent has established the Trust Fund for the benefit of Parent’s public stockholders and that Parent may disburse monies from the Trust Fund only (a) to Parent’s public stockholders in the event they elect to convert their shares into cash in accordance with Parent’s Charter Documents and/or the liquidation of Parent, (b) to Parent after, or concurrently with, the consummation of a business combination, and (c) to Parent in limited amounts for its working capital requirements and tax obligations. The Company and each Stockholder further acknowledge that, if the transactions contemplated by this Agreement, or, upon termination of this Agreement, another business combination, are not consummated by April 24, 2009, Parent will be obligated to return to its stockholders the amounts being held in the Trust Fund. Accordingly, the Company, for itself and its subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and affiliates, and each Stockholder, for his, her or itself, hereby waive all rights, title, interest or claim of any kind against Parent to collect from the Trust Fund any monies that may be owed to them by Parent for any reason whatsoever, including but not limited to a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of the Committee, Parent, the Company and each Stockholder.

5.12 Disclosure of Certain Matters. Each of Parent and the Company will provide the other with prompt written notice of any event, development or condition that (a) would cause any of the conditions set forth in Article VI will not be satisfied or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

5.13 Securities Listing. Parent and the Company shall use commercially reasonable efforts to obtain listing for trading of the Parent Common Stock, the Parent’s warrants and the Parent units on the NYSEA, the NYSE or the Nasdaq Stock Market.

5.14 Charter Protections; Directors’ and Officers’ Liability Insurance.

(a) All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of Parent as provided in the Charter Documents of Parent or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) For a period of six (6) years after the Closing Date, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Parent and the Company, respectively (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous), with respect to claims arising from facts and events that occurred prior to the Closing Date; provided that in no event shall Parent be required to expend in excess of 200% of the annual premiums currently paid by Parent and the Company for such insurance; provided further that if the annual premiums exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.14.

(d) The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of Parent for all periods ending on or before the Closing Date and may not be changed without the consent of Committee.

5.15 Insider Loans; Equity Ownership in Subsidiaries. The Company shall use commercially reasonable efforts to cause each Insider of the Company or its Subsidiaries to, at or prior to Closing (i) repay to the Company any loan by the Company to such Person and any other amount owed by such Person to the Company; (ii) cause any guaranty or similar arrangement pursuant to which the Company has guaranteed the payment or performance of any obligations of such Person to a third party to be terminated; and (iii) cease to own any direct equity interests in any Subsidiary of the Company or in any other Person that utilizes the name “TouchTunes” or any other names comprising the Intellectual Property or any derivative thereof.

5.16 Audited Financial Information. The Company shall use commercially reasonable efforts to deliver to Parent audited financial statements of the Company on or prior to April 2, 2009, including statements of operations, statements of cash flows, statements of stockholders equity and balance sheet (and notes thereto) for the fiscal year ending December 28, 2008 (the “2008 Audited Financial Statements”). The 2008 Audited Financial Statements shall present the financials of the Company and each Subsidiary of the Company on a consolidated basis. The 2008 Audited Financial Statements shall be audited by a PCOAB-registered accounting firm and shall comply with US GAAP. The 2008 Audited Financial Statements shall be included in the Registration Statement as declared effective by the SEC.

5.17 Access to Financial Information. The Company will, and will use commercially reasonable efforts to cause its auditors to (a) continue to provide Parent and its advisors access to all of the Company’s financial information used in the preparation of its 2008 Audited Financial Statements, 2007 and 2006 Financial Statements and Unaudited Financial Statements and (b) cooperate fully with any reviews performed by Parent or its advisors of any such financial statements or information.

5.18 Parent Borrowings; Indebtedness. Through the Closing, Parent shall be allowed to borrow from its directors, officers and/or stockholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest bearing basis and repayable at Closing from the Trust Fund. Any indebtedness of Parent existing immediately prior to the Closing Shall be paid in full immediately upon the release of funds from the Trust Fund.

5.19 Trust Fund Disbursement. Parent shall cause the Trust Fund to be disbursed to Parent and as otherwise contemplated by this Agreement immediately upon the Closing. All liabilities and obligations of Parent due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to stockholders who elect to have their shares converted to cash in accordance with the provisions of Parent’s Charter Documents, (ii) all amounts payable in connection with any of the arrangements or transactions contemplated by Section 5.20 (including all costs and expenses in connection therewith), (iii) as deferred underwriters’ compensation in connection with Parent’s initial public offering, (iv) for income tax or other tax obligations of Parent prior to Closing, (v) as repayment of loans and reimbursement of expenses to directors, officers and founding stockholders of Parent, (vi) in repayment of the Vantage Note, which shall be paid at Closing in its entirety, and (vii) to third parties (e.g., professionals, printers, etc.) who have rendered services to Parent in connection with its operations and efforts to effect a business combination, including the Merger.

5.20 Certain Actions with Respect to Parent Securities. It is agreed that, notwithstanding anything to the contrary contained in this Agreement, Parent and its affiliates shall be permitted to use proceeds of the Trust Fund upon closing of the Merger as necessary to fund agreements and arrangements relating to the repurchase or redemption of Parent Common Stock for the purposes of enhancing the likelihood of and securing approval of the transactions contemplated hereby by the holders of Parent Common Stock; provided that any such actions or agreements are taken or entered into only in accordance with any parameters established in a written agreement between Parent and the Company (as the same may be amended from time to time) and that the Company shall be given the opportunity to reasonably and timely review and comment on any agreements with respect thereto, for purposes of confirming that they are in compliance with any agreed parameters).

5.21 Certain Tax Matters. Each of Parent, Merger Sub and the Company (and their Affiliates) will use commercially reasonable efforts, and each party agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code. Each of Parent, Merger Sub and the Company will use commercially reasonable efforts to make the representations to Covington & Burling LLP (or Graubard Miller), referred to in Section 6.2(k).

5.22 Termination of Certain Stockholders Agreements. The Company and Stockholder shall use commercially reasonable efforts to cause the termination, effective as of the Effective Time, of (a) the amended and restated investors’ rights agreement, dated as of September 15, 2008, by and among the Company and the investors named therein (the “2008 Investors Rights Agreement”), (b) the amended and restated voting agreement, dated as of September 15, 2008, by and among the Company and the stockholders named therein (the “2008 Stockholders Agreement”) and (c) the amended and restated first refusal and co-sale Agreement, dated as of September 15, 2008, by and among the Company and the stockholders named therein (the “2008 ROFR Agreement”), in each case without payment of any consideration of any kind except as contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained and the Parent Plan shall have been duly approved and adopted by the stockholders of Parent by the requisite vote under the laws of the State of Delaware.

(b) Parent Common Stock. Holders of twenty percent (20%) or more of the shares of Parent Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing shall not have exercised their rights to convert their shares into a pro rata share of the Trust Fund in accordance with Parent’s Charter Documents.

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(d) HSR Act; No Order. All specified waiting periods under the HSR Act shall have expired (or been terminated early), and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

6.2 Additional Conditions to Obligations of the Company and the Stockholders. The obligations of the Company and the Stockholders to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent (“Parent Closing Certificate”).

(b) Agreements and Covenants. Parent and Merger Sub shall each have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Parent Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect materially and adversely the right of Parent to own, operate or control any of the assets and operations of the Company following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. Parent shall have obtained the consents, waivers and approvals required to be obtained by Parent in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and the Parent Closing Certificate shall include a provision to such effect.

(e) Execution of Voting Agreement. The voting agreement substantially in the form of Exhibit E hereto (“Directors Election Voting Agreement”) shall have been executed and delivered by Parent and each of the Victory Sponsors (as defined therein) and (assuming valid execution of same by all the other parties thereto).

(f) SEC Compliance. Immediately prior to Closing, Parent shall be in compliance in all material respects with the reporting requirements under the Securities Act and Exchange Act.

(g) Other Deliveries. At or prior to Closing, Parent shall have delivered to the Company (i) copies of resolutions and actions taken by Parent’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by the Company and its counsel in order to consummate the transactions contemplated hereunder.

(h) Resignations. The persons listed in Schedule 6.2(h), constituting all of the pre-Closing officers and directors of Parent, shall have resigned from all of their positions and offices with Parent.

(i) Escrow Agreements. The Escrow Agreement and EBITDA Shares Escrow Agreement shall each have been executed and delivered by Parent and shall be in full force and effect with respect to Parent.

(j) Trust Fund. Parent shall have made appropriate arrangements, subject to Section 5.19, to have the Trust Fund dispersed to Parent immediately upon the Closing and in accordance with Section 5.19. At the Closing, the chief executive officer of Parent shall deliver a certificate to the Company setting forth the amount of disbursements from the Trust Fund or from the Parent or any of its subsidiaries at or after the closing required to be made to satisfy all liabilities and obligations of Parent due and owing or incurred at or prior to the Effective Time, such liabilities and obligations not to exceed the amounts therefor set forth on Schedule 6.2(j), For clarity, Schedule 6.2(j) does not include amounts payable as contemplated by clauses (i), (ii) or (vi) of Section 5.19, but does include all other amounts paid or payable out of the Trust Fund or otherwise by Parent after the date hereof and to and including the Closing.

(k) Tax Opinion. The Company shall have received the opinion of Covington & Burling LLP (“C&B”), counsel to the Company, or, if C&B is unable to render the opinion in good faith, Graubard Miller, counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of Parent and the Company will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, the firm rendering such opinion may require and rely on customary representations and covenants of Parent, Merger Sub and the Company reasonably satisfactory in form and substance to such firm.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date, with the same force and effect as if made on the Closing Date. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company (“Company Closing Certificate”).

(b) Agreements and Covenants. The Company and the Stockholders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date, and the Company Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Parent to own, operate or control any of the assets and operations of the Company following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. The Company shall have obtained the consents, waivers, permits and approvals set forth on Schedule 2.5(b).

(e) [Intentionally omitted.]

(f) Lock-Up Agreements. The Lock-Up Agreements shall have been executed and delivered by the Stockholders and shall be in full force and effect with respect to the Stockholders.

(g) Escrow Agreements. The Escrow Agreement and the EBITDA Shares Escrow Agreement shall each have been executed and delivered by Parent, the Representative and each Stockholder and shall be in full force and effect with respect to Parent, the Representative and each Stockholder.

(h) Other Deliveries. At or prior to Closing, the Company shall have delivered to Parent: (i) copies of resolutions and actions taken by the Company’s and Merger Sub’s board of directors and Stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Parent and its counsel in order to consummate the transactions contemplated hereunder.

(i) Insider Loans; Equity Ownership in Subsidiaries. All outstanding indebtedness owed by the Company’s Insiders shall have been repaid in full, including the indebtedness and other obligations described on Schedule 2.22, and all outstanding guaranties and similar arrangements pursuant to which the Company has guaranteed the payment or performance of any obligations of any of the Company’s Insiders to a third party shall have been terminated, and no Insider shall own any direct equity interests in any Subsidiary of the Company or in any other Person that utilizes the name “Company” or any other name comprising the Intellectual Property or any derivative thereof.

(j) Company Stockholder Approval. All actions prescribed by Section 5.1(b) shall have been duly taken and the Company Stockholder Approval shall be effective in accordance with the DGCL and the Company Charter Documents.

(k) 2008 Audited Financial Statements. Parent shall have received the 2008 Audited Financial Statements. The 2008 Audited Annual Financials shall not differ from the Unaudited Financial Statements in a manner that causes any condition to Closing to not be met or which otherwise indicates a material adverse change to the Company from that set forth in the Unaudited Financial Statements.

(l) Dissenter Right Exercises. Holders of not more than 5% of the total aggregate outstanding Company Common Stock and Company Preferred Stock (based upon the number of Merger Shares they would otherwise be entitled to receive) shall have exercised dissenter’s rights as contemplated by Section 1.14.

(m) Vantage Note. The Vantage Note shall have been repaid concurrently with the Closing.

(n) Termination of Stockholders Agreements. The 2008 Investors Rights Agreement, the 2008 Stockholders Agreement and the 2008 ROFR Agreement shall have been terminated as prescribed by Section 5.22.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification.

(a) Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.4), Parent and their respective representatives, successors and permitted assigns (the “Parent Indemnitees”) shall be indemnified, defended and held harmless with respect to the matters under Sections 7.1(a)(i) and 7.1(a)(ii), below, but only to the extent of the Escrow Shares, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Parent Indemnitee by reason of, arising out of or resulting from:

(i) the inaccuracy or breach of any representation or warranty of the Company contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing; or

(ii) the non-fulfillment or breach of any covenant or agreement of the Company contained in this Agreement or any other agreement among the parties contemplated hereby.

(b) As used in this Article VII, the term “Losses”, subject to Section 7.4(e) hereof, shall include all actual losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses)

including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which the Parent Indemnitees or the Company Indemnitees (each of the Parent Indemnitees and the Company Indemnitees, the “Indemnitees”) may be entitled to indemnification pursuant to Article VII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as “material,” “materially,” or “Material Adverse Effect” shall be deemed made or given without such qualification and without giving effect to such words.

(c) Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.4), the Recipients and their respective representatives, successors and permitted assigns (the “Company Indemnitees”) shall be indemnified, defended and held harmless by Parent with respect to the matters under Sections 7.1(c)(i), 7.1(c)(ii) and 7.1(c)(iii), below, but only to the extent of a number of shares of Parent Common Stock equal to the initial amount of the Escrow Shares, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Company Indemnitee by reason of, arising out of or resulting from:

(i) the inaccuracy or breach of any representation or warranty of the Parent contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing;

(ii) the non-fulfillment or breach of any covenant or agreement of the Parent contained in this Agreement or any other agreement among the parties contemplated hereby; or

(iii) any claims, action, suit or proceeding, to the extent arising out or resulting from the actions taken by Parent in accordance with Section 5.20 or any agreement between Parent and the Company contemplated thereby;

provided that only the Representative may bring a claim on behalf of any Company Indemnitee pursuant to this Section 7.1(c) (and it shall not be obligated to bring any such claim, whether or not it has knowledge of any Loss that a Company Indemnitee may have suffered that is indemnifiable pursuant to this Section  7.1(c)).

7.2 Indemnification of Third Party Claims. The indemnification obligations and liabilities under this Article VII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against an Indemnitee by a Person other than the Parent, the Company or a Stockholder (a “Third Party Claim”) shall be subject to the following terms and conditions (for purposes of this Agreement, “Indemnified Representative” means Parent, acting through the Committee, with respect to an indemnification claim by a Parent Indemnitee, and the Representative, with respect to an indemnification claim by a Company Indemnitee, and “Indemnifying Representative” means the Representative, with respect to an indemnification claim by a Parent Indemnitee, and Parent, acting through the Committee, with respect to an indemnification claim by a Company Indemnitee:

(a) Notice of Claim. The Indemnified Representative, will give the Indemnifying Representative prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a “Notice of Claim”) which Notice of Third Party Claim shall set forth (i) a brief description of the nature of the Third Party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the Indemnifying Representative shall be entitled to participate in the defense of Third Party Claim at its expense.

(b) Defense. The Indemnifying Representative shall have the right, at its option (subject to the limitations set forth in subsection 7.2(c) below) and at its own expense, by written notice to the Indemnified Representative, to assume the entire control of, subject to the right of Indemnified Representative to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to the Indemnified Representative to be the lead counsel in connection with such defense. If the Indemnifying Representative is permitted and elects to assume the defense of a Third Party Claim:

(i) the Indemnifying Representative shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Representative reasonably informed of the status of such defense; provided, however, that the Indemnified Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned except to the extent the settlement relates solely to monetary damages that are indemnified fully under Section 7.1; and

(ii) The Indemnified Representative shall cooperate fully in all respects with the Indemnifying Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Representative shall make available to the Indemnifying Representative all pertinent information and documents under its control.

(c) Limitations of Right to Assume Defense. The Indemnifying Representative shall not be entitled to assume control of such defense if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks, as one of its principal claims, an injunction or equitable relief against an Indemnitee; or (iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect the Indemnitee other than as a result of money damages or other money payments.

(d) Other Limitations. Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Third Party Claim by an Indemnitee against the Indemnifying Representative and shall not affect the Indemnifying Representative’s duty or obligations under this Article VII, except to the extent (and only to the extent that) such failure shall have adversely affected the ability of the Indemnifying Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages to the Indemnitee to be greater than such damages would have been had the Indemnified Representative given the Indemnifying Representative prompt notice hereunder. So long as the Indemnifying Representative is defending any such action actively and in good faith, the Indemnified Representative shall not settle such action without the consent of the Indemnifying Representative, such consent not to be unreasonably withheld or delayed. The Indemnified Representative shall make available to the Indemnifying Representative all relevant records and other relevant materials required by them and in the possession or under the control of the Indemnified Representative, for the use of the Indemnifying Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(e) Failure to Defend. If the Indemnifying Representative, promptly after receiving a Notice of Claim, fails to defend such Third Party Claim actively and in good faith, the Indemnified Representative, subject to the limitations of Section 7.4, will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim as it may determine in its reasonable discretion, provided that the Indemnifying Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned.

(f) Indemnitee Rights. Anything in this Section 7.2 to the contrary notwithstanding, the Indemnifying Representative shall not, without the written consent of the Indemnified Representative, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to each of the Indemnitees of a full and unconditional release from all liability and obligation in respect of such action without any payment by any Indemnitee.

(g) Representative Consent. Unless the Indemnifying Representative has consented to a settlement of a Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss.

7.3 Insurance and Tax Effect.

(a) To the extent that any Losses that are subject to indemnification pursuant to this Article VII are covered by insurance, the Indemnitees shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided that the Indemnitees shall nevertheless be entitled to bring a claim for indemnification under this Article VII in respect of such Losses.

(b) To the extent that any Losses that are subject to indemnification pursuant to this Article VII are deductible for income tax purposes by an Indemnitee, the amount of any Loss shall be reduced by the income tax savings to such party as a result of the payment of such Loss.

7.4 Limitations on Indemnification.

(a) Survival; Time Limitation. The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by the Company or any Stockholder to Parent, or by Parent to the Company or any Stockholder, in connection with this Agreement (including the certificate required to be delivered by the Company pursuant to Section 6.3(a) and the certificate required to be delivered by the Parent pursuant to Section 6.2(a) shall survive the Closing until the Escrow Release Date (the “Survival Period”).

(b) Any indemnification claim made by an Indemnitee in writing prior to the termination of the Survival Period shall be preserved despite the subsequent termination of the Survival Period and any claim set forth in a Notice of Claim sent prior to the expiration of such Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, (i) no claim for indemnification under this Article VII shall be brought after the end of the Survival Period, and (ii) the indemnification rights of the Indemnitees under this Article VII shall terminate and be of no further force or effect; provided that, until the first anniversary of the Escrow Release Date (the “Extended Indemnity Period”), a Company Indemnitee may bring a claim for indemnification under this Article VII for any claims, action, suit or proceeding, to the extent arising out of or resulting from the actions taken by Parent in accordance with Section 5.20 or any agreement between Parent and the Company contemplated thereby. For purposes of the proviso in this subsection (b), any indemnification claim made by a Company Indemnitee in writing prior to the expiration of the Extended Indemnity Period shall be preserved despite the subsequent expiration of the Extended Indemnity Period and any claim set forth in a Notice of Claim sent prior to the expiration of such Extended Indemnity Period shall survive until final resolution thereof.

(c) Deductible. No amount shall be payable under Article VII to a Parent Indemnitee unless and until the aggregate amount of all indemnifiable Losses otherwise payable to Parent Indemnitees exceeds $500,000 (the “Deductible”), in which event the amount payable shall be only the amount in excess of the Deductible. No amount shall be payable under Article VII to a Company Indemnitee unless and until the aggregate amount of all indemnifiable Losses otherwise payable to Company Indemnitees exceeds the Deductible, in which event the amount payable shall be only the amount in excess of the Deductible.

(d) Aggregate Amount Limitation. The aggregate liability for Losses pursuant to Section 7.1(a) shall not in any event exceed the Escrow Shares and no Parent Indemnitee shall have any claim against the Company’s stockholders in respect of any claim pursuant to this Article VII (and shall only have recourse to the Escrow Shares for such purpose). The aggregate liability for Losses pursuant to Section 7.1(c) shall not in any event exceed an amount of shares of Parent Common Stock equivalent to the Escrow Shares as of the Closing and shall only be payable in shares of Parent Common Stock.

(e) No Special or Consequential Damages. In no event shall Losses be deemed to include any special, indirect, consequential or punitive damages.

7.5 Exclusive Remedy. The parties acknowledge and agree that, from and after the Closing, the sole remedy of the Indemnitees with respect to any and all claims for damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VII. Notwithstanding any of the foregoing, nothing contained in this Article VII shall in any way impair, modify or otherwise limit an Indemnitees’ right to bring any claim, demand or suit against the other party based upon such other party’s actual fraud.

7.6 Adjustment to Purchase Price. Amounts paid for indemnification under Article VII shall be deemed to be an adjustment to the “purchase price” paid to the Stockholders in connection with business combination between the Company and Parent, except as otherwise required by Law.

7.7 Representative Capacities; Application of Escrow Shares. The parties acknowledge that the Representative’s obligations under this Article VII are solely as a representative of the Recipients in the manner set forth in the Escrow Agreement and under this Article VII and that the Representative shall have no personal responsibility for any expenses incurred by him in such capacity and that all payments to the Parent Indemnitees as a result of such indemnification obligations shall be made solely from, and to the extent of, the Escrow Shares. Out-of-pocket expenses of the Representative for attorneys’ fees and other costs shall be borne in the first instance by Parent, which may make a claim for reimbursement thereof against the Escrow Shares upon the claim with respect to which such expenses are incurred becoming an Established Claim (as defined in the Escrow Agreement). The parties further acknowledge that all actions to be taken by the Parent Indemnitees pursuant to this Article VII shall be taken on their behalf by the Committee in accordance with the provisions of the Escrow Agreement. The Escrow Agent, pursuant to the Escrow Agreement after the Closing, may apply all or a portion of the Escrow Shares to satisfy any claim for indemnification pursuant to this Article VII. The Escrow Agent will hold the remaining portion of the Escrow Shares until final resolution of all claims for indemnification or disputes relating thereto. Notwithstanding anything to the contrary contained herein, all Escrow Shares remaining in escrow following the Final Escrow Release Date in excess of the Escrow Shares necessary to satisfy any timely filed claim for indemnification shall be released and delivered to the Persons entitled to them on such date. Notwithstanding anything to the contrary contained herein, the Representative shall have no liability to the Company or any Stockholder or any party hereto for any action taken or omitted to be taken hereunder, unless such liability is determined by a judgment or a court of competent jurisdiction to have resulted from the gross negligence, or willful misconduct of the Representative. Parent shall defend, indemnify and hold harmless the Representative for all losses, damages, costs and expenses (including reasonable attorney’s fees and costs of investigation) arising out of or in connection with, the performance by the Representative of its duties and obligations under this Agreement, unless such liability is determined by a judgment or a court of competent jurisdiction to have resulted from the gross negligence, or willful misconduct of the Representative.

7.8 Indemnification of Company Indemnitee. In the event that a Company Indemnitee is entitled to be indemnified by Parent for Losses incurred by such Company Indemnitee pursuant to this Article VII, Parent shall issue to such Company Indemnitee shares of Parent Common Stock (subject to Section 7.4(d)) with a Fair Market Value (as defined in the Escrow Agreement) equal to the amount of such Losses. In the event that Losses suffered by a Company Indemnitee are as a result of Losses suffered by Parent (by virtue of their ownership interest in Parent), then each Company Indemnitee shall be entitled to recover a percentage of such losses equal to such Company Indemnitee’s percentage ownership of Parent Common Stock.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Merger shall not have been consummated by the earlier of date that Parent is required to liquidate and June 30, 2009; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by Parent is curable by Parent prior to the Closing Date, then the Company may not terminate this Agreement under this Section 8.1(d) for thirty (30) days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30)-day period);

(e) by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or a Stockholder set forth in this Agreement, or if any representation or warranty of the Company or a Stockholder shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by the Company prior to the Closing Date, then Parent may not terminate this Agreement under this Section 8.1(e) for thirty (30) days after delivery of written notice from Parent to the Company of such breach, provided the Company or such Stockholder continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company or such Stockholder is cured during such thirty (30)-day period); or

(f) by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of Parent Common Stock required under Parent’s certificate of incorporation, or the holders of 20% or more of the number of shares of Parent Common Stock issued in Parent’s initial public offering and outstanding as of the date of the record date of the Special Meeting exercise their rights to convert the shares of Parent Common Stock held by them into cash in accordance with Parent’s certificate of incorporation.

(g) by Parent if (i) within 24 hours after the date hereof, Vantage has not delivered to Parent an irrevocable agreement, in form and substance reasonably satisfactory to Parent, to vote all shares of Company Common Stock and Preferred Stock owned by Vantage for approval of this Agreement and the Merger and the other transactions contemplated hereby at the Company Stockholders Meeting (provided that the right to terminate pursuant to this Section 8.3(g)(i) shall terminate at the time such agreement has been delivered) or (ii) 2008 Audited Financial Statements have not been delivered by April 2, 2009

(provided that the right to terminate pursuant to this Section 8.3(g)(ii) shall terminate at the time the 2008 Audited Financial Statements are delivered).

8.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 8.1 above will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d) or Section 8.1(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto.

(b) In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 5.6(a), 5.11, 8.2 and 8.3 and Article X (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

8.3 Fees and Expenses. Except as may be otherwise agreed by the parties in writing, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

ARTICLE IX

DEFINED TERMS

Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“2007 and 2006 Audited Financial Statements”	Section 2.7(a)
“2008 Audited Financial Statements”	Section 5.16
“2008 Investors Rights Agreement”	Section 5.22
“2008 ROFR Agreement”	Section 5.22
“2008 Stockholders Agreement”	Section 5.22
“AAA”	Section 10.8
“Acquisition Transaction”	Section 4.2(a)
“Affiliate”	Section 10.2(f)
“Aggregate EBITDA Shares”	Section 1.16(g)
“Agreement”	Section 1.1
“Applicable Law”	Section 1.3
“Approvals”	Section 2.1(a)
“Barfly Agreement”	Section 1.5(i)
“Blue Sky Laws”	Section 1.13(a)(iii)
“C&B”	Section 6.2(k)
“Certificate of Merger”	Section 1.2
“Charter Documents”	Section 2.1(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Form 8-K”	Section 5.4(b)
“Closing Press Release”	Section 5.4(b)
“Code”	Section 2.11(a)
“Committee”	Section 1.12(a)
“Company”	Header
“Company Certificates”	Section 1.5(b)
“Company Closing Certificate”	Section 6.3(a)
“Company Common Stock”	Section 2.3(a)

“Company Common Stock Options”	Section 2.3(b)
“Company Contracts”	Section 2.19(a)
“Company Indemnitees”	Section 7.1(c)
“Company Insider”	Section 2.22
“Company Intellectual Property”	Section 2.18(a)(ii)
“Company Preferred Stock”	Section 2.3(a)
“Company Products”	Section 2.18(a)(v)
“Company Registered Intellectual Property”	Section 2.18(a)(iv)
“Company Schedule”	Article II Preamble
“Company Stockholder Approval”	Section 5.1(b)
“Company Stockholder Meeting”	Section 5.1(b)
“Continental”	Section 1.6(a)
“Conversion Rate”	Section 1.5(a)
“Copyrights”	Section 2.18(a)(i)
“Deductible”	Section 7.4(c)
“DGCL”	Recital A
“Directors Election Voting Agreement”	Section 6.2(e)
“Dissenter”	Section 1.14(a)
“Dissenter Shares”	Section 1.14(b)
“EBITDA”	Section 1.16(g)
“EBITDA Satisfaction Event”	Section 1.16(d)
“EBITDA Statement”	Section 1.16(b)
“Effective Time”	Section 1.2
“Environmental Law”	Section 2.16(b)
“ERISA”	Section 2.11(a)
“ERISA Affiliate”	Section 2.11(a)
“Escrow Account”	Section 1.11
“Escrow Agent”	Section 1.11
“Escrow Agreement”	Section 1.11
“Escrow Claims”	Section 1.11
“Escrowed EBITDA Shares”	Section 1.16(g)
“Escrow Release Date”	Section 1.11
“Escrow Shares”	Section 1.11
“Exchange Agent”	Section 1.6(a)
“Exchange Amount”	Section 1.5(a)
“Extended Indemnity Period”	Section 7.4(b)
“Fairness Opinion”	Section 8.1(h)
“Financial Statements”	Section 2.7(a)
“Governmental Action/Filing”	Section 2.21(c)
“Governmental Entity”	Section 10.2(g)
“Hazardous Substance”	Section 2.16(c)
“HSR Act”	Section 2.5(b)
“Indemnified Representative”	Section 7.2
“Indemnifying Representative”	Section 7.2
“Indemnitees”	Section 7.1(b)
“Independent Accountant”	Section 1.16(g)
“Initial Parent Common Stock Consideration”	Section 1.5(a)
“Insiders”	Section 2.19(a)(i)
“Insurance Policies”	Section 2.20
“Intellectual Property”	Section 2.18(a)(i)
“Issued Company Shares”	Section 1.5(a)
“knowledge”	Section 10.2(d)

“Legal Requirements”	Section 10.2(b)
“Letter of Transmittal”	Section 1.6(c)
“Lien”	Section 10.2(e)
“Lock-Up Agreements”	Section 5.9
“Losses”	Section 7.1(b)
“Material Adverse Effect”	Section 10.2(a)
“Material Company Contracts”	Section 2.19(a)
“Merger”	Recital A
“Merger Shares”	Section 1.5(a)
“Merger Sub”	Heading
“Notice of Claim”	Section 7.2(a)
“NYSEA”	Section 3.23
“Parent”	Heading
“Parent Benefit Plan”	Section 3.11
“Parent Closing Certificate”	Section 6.2(a)
“Parent Common Stock”	Section 1.5(a)
“Parent Contracts”	Section 3.19(a)
“Parent Indemnitees”	Section 7.1(a)
“Parent Plan”	Section 5.1(a)
“Parent Preferred Stock”	Section 3.3(a)
“Parent Schedule”	Article III Preamble
“Parent SEC Reports”	Section 3.7(a)
“Parent Stock”	Section 3.3(a)
“Parent Stockholder Approval”	Section 5.1(a)
“Parent Stock Options”	Section 3.3(b)
“Patents”	Section 2.18(a)(i)
“Person”	Section 10.2(c)
“Personal Property”	Section 2.14(b)
“Plan/Plans”	Section 2.11(a)
“Prior Option”	Section 1.15
“Proxy Statement/Prospectus”	Section 5.1(a)
“Recipients”	Section 1.5(a)
“Registered Intellectual Property”	Section 2.18(a)(iii)
“Registration Statement”	Section 5.1(a)
“Representative”	Section 1.12(b)
“Returns”	Section 2.15(b)(i)
“Securities Act”	Section 1.13(a)(iii)
“Series A Preferred Stock”	Section 2.3(a)
“Series B Preferred Stock”	Section 2.3(a)
“Series B Preference”	Section 1.5(a)
“Series C Preference”	Section 1.5(a)
“Series C Preferred Stock”	Section 2.3(a)
“Series D Preferred Stock”	Section 2.3(a)
“Series D-1 Preferred Stock”	Section 2.3(a)
“Series E Preferred Stock”	Section 2.3(a)
“Signing Form 8-K”	Section 5.4(a)
“Signing Press Release”	Section 5.4(a)
“Special Meeting”	Section 5.1(a)
“Stockholders”	Header
“Subsidiaries”	Section 2.2(a)
“Substitute Option”	Section 1.15
“Survival Period”	Section 7.4(a)

“Surviving Corp”	Section 1.1
“Tax/Taxes”	Section 2.15(a)
“Third Party Claim”	Section 7.2
“Total Company Option and Warrant Shares”	Section 1.5(a)
“Trademarks”	Section 2.18(a)(i)
“Trust Fund”	Section 3.25
“Unaudited Financial Statements”	Section 2.7(a)
“Unused Barfly Shares”	Section 1.5(i)
“Unvested Option Shares”	Section 1.5(a)
“U.S. GAAP”	Section 2.7(a)
“Vantage”	Header
“Vantage Note”	Section 1.5(a)
“Warrants and Other Rights”	Section 1.15

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

if to Parent, to:

Victory Acquisition Corp.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

Attention: Chairman of the Board

Telephone: 307-633-2831

Telecopy: 212-521-4389

with a copy to:

Graubard Miller

405 Lexington Avenue

New York, New York 10174-1901

Attention: David Alan Miller, Esq.

Telephone: 212-818-8661

Telecopy: 212-818-8881

if to the Company to:

TouchTunes Corporation

3 Commerce Place, 4th Floor

Verdun, Quebec, H3E 1H7

CANADA

Attention: William J. Meder, Chairman

Telephone: 514-992-2916

Telecopy: 514-695-8116

with a copy to:

Covington & Burling, LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Ellen Corenswet

Telephone: 212-841-1256

Telecopy: 646-441-9256

10.2 Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. For purposes of this Agreement:

(a) the term “Material Adverse Effect” when used in connection with the Company or Parent, as the case may be, means any change, event, or occurrence, individually or when aggregated with other changes, events, or occurrences, that is materially adverse to the business, operations, financial results, financial condition or material assets of the Company or Parent, as applicable, and their respective Subsidiaries, taken as a whole (and, in the case of Parent, both before and after giving effect to the Merger); provided however that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: any changes, events, occurrences or effects arising out of, resulting from or attributable to (A) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (B) earthquakes, hurricanes, tornados or other natural disasters, (C) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (D) any change in U.S. GAAP, or (E) with respect to the Company, except to the extent they disproportionately affect the Company and its Subsidiaries, conditions affecting (1) the industry in which the Company and its Subsidiaries operate generally or (2) the U.S. economy or financial markets generally.

(b) the term “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable the Company Contracts or Parent Contracts;

(c) the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

(d) the term “knowledge” means actual knowledge or awareness as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation;

(e) the term “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

(f) the term “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person; for purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and

(g) the term “Governmental Entity” shall mean any United States federal or state court, administrative agency, commission, governmental or regulatory authority or similar body.

10.3 Counterparts; Electronic Delivery. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile or electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

10.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (except to the extent expressly stated to survive the execution of this Agreement and the consummation of the transactions contemplated hereby); and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

10.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

10.8 Arbitration. Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by either party shall be given in writing to the other at their last known address. Arbitration shall be commenced by the filing by a party of an arbitration demand with the American Arbitration Association

(“AAA”). The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in Wilmington, Delaware. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then either party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other pending the completion of the arbitration in a court having jurisdiction over the parties. Each party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of Delaware, New Castle County, for such purpose.

10.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 10.10, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.11 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

10.12 Extension; Waiver. At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.13 Currency. All references to currency amounts in this Agreement shall mean United States dollars.

10.14 Schedules. The information furnished in the Schedules is arranged in sections corresponding to the Sections of this Agreement, and the disclosures in any section of the Schedules shall qualify (a) the corresponding Section of this Agreement and (b) other Sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference), that it is clear from a reasonable reading of the Schedules and such other Sections of this Agreement that such disclosure is also applicable to such other Sections of this Agreement. The Schedules and the information and disclosures contained in such Schedules are intended only to qualify and limit the representations, warranties and covenants of the parties contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation, warranty or covenant (except as explicitly set forth therein). The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment that such information is material or outside the ordinary course of business. The inclusion of any fact or information in a Schedule is not intended to be construed as an admission or concession as to the legal effect of any such fact or information in any proceeding between any party and any Person who is not a party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

VICTORY ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Name:
Title:

VAC MERGER SUB, INC.

By:	/s/ Jonathan J. Ledecky
Name:
Title:

TOUCHTUNES CORPORATION

By:	/s/ William J. Meder
Name:
Title:

VANTAGEPOINT CDP PARTNERS, L.P.

By:	/s/ Alan E. Salzman
Name:
Title:

INDEX OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	-	Form of Escrow Agreement
Exhibit B	-	Form of EBITDA Shares Escrow Agreement
Exhibit C	-	Form of Parent Plan
Exhibit D	-	Form of Lock-Up Agreement
Exhibit E	-	Form of Directors Election Voting Agreement

Schedules

Schedule 4.1	-	Certain Actions
Schedule 5.2	-	Directors and Officers of Parent after Merger
Schedule 5.9	-	Persons on Sales Restriction List
Schedule 6.2(h)	-	Parent Resignations
Section 6.2(j)	-	Limits on Trust Fund Disbursements

Annex B to

Stockholder Notice

APPRAISAL RIGHTS UNDER GENERAL CORPORATION LAW OF DELAWARE

Section 262. Appraisal Rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)	Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)	If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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